
06014641



D90/COMP SEC/CW
15 June 2006

Boots Group PLC
Company Secretary's Dept
D90 West, Hub F20
Nottingham, NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
Christine.wells@boots-plc.com



The Securities & Exchange Commission
Office of International & Corporate Finance
Division of Washington
D.C. 20549
USA

SUPPL

Dear Sirs

Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701

I enclose for filing certain public information for the period 1st April to the 30th April 2006 relating to Boots Group PLC Company Number 4452715.

Regulatory press announcements made by Boots Group PLC from 3rd April 2006 to the 28th April 2006.

- 161 Announcements as enclosed

Documents filed by Boots Group PLC with the Registrar of Companies from 1st – 30th April 2006

- None

Would you please confirm receipt of the information submitted to you by emailing me as follows: christine.wells@boots-plc.com

Should there be any queries, do not hesitate to contact me.

Yours faithfully

CHRIS WELLS
Company Secretarial Assistant

London STOCK EXCHANGE



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Name/code: boots
Index: FTSE 100
Industry sector: General Retailers
Headline type: Select
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Date from ◉ 3 Apr 2006
to 3 Apr 2006

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Page 1 of 2

Time/Date	Code	Name	Headline
18:32 03-Apr-06		Goldman Sachs & Co.	Rule 8.1- (Boots)
18:30 03-Apr-06		Goldman Sachs & Co.	Rule 8.1- (Boots)
18:28 03-Apr-06	TTP	GoldmanSachs International	EPT Disclosure - Amendment
16:08 03-Apr-06		Goldman Sachs Asset Management Intl	Rule 8.3- (Alliance Unichem)
16:04 03-Apr-06	BARC	Barclays PLC	Rule 8.3 - BOOTS GROUP PLC
15:38 03-Apr-06		Mondrian Investment Partners Ltd	Rule 8.3- Boots Group Plc
15:30 03-Apr-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
15:13 03-Apr-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
12:15 03-Apr-06	TTP	UBS AG (EPT)	EPT Disclosure
12:10 03-Apr-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc

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Name/code Boots
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Time/Date	Code	Name	Headline
12:01 03-Apr-06	TTP	Merrill Lynch International	EPT Disclosure
11:48 03-Apr-06	TTP	GoldmanSachs International	EPT Disclosure
11:25 03-Apr-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
07:01 03-Apr-06	NIS	Northgate Information Solutions PLC	Boots Contract Win

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Name/code: Boots
Index: FTSE 100
Industry sector: General Retailers
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Date from: 4 Apr 2006
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Time/Date	Code	Name	Headline
10:40 04-Apr-06		Newton Investment Management Ltd	Rule 8.3- Boots Group PLC

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Name/code: Boots
Index: FTSE 100
Industry sector: General Retailers
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Date from: 4 Apr 2006
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Time/Date	Code	Name	Headline
17:46 04-Apr-06	TTP	UBS AG (EPT)	EPT Disclosure - Amendment
15:15 04-Apr-06		Mondrian Investment Partners Ltd	Rule 8.3- (Boots Plc)
14:50 04-Apr-06	BARC	Barclays PLC	Rule 8.3 - BOOTS GROUP PLC
14:23 04-Apr-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
13:39 04-Apr-06	TTP	GoldmanSachs International	EPT Disclosure
11:56 04-Apr-06	AV.	Aviva PLC	Rule 8.3- Boots Group plc
11:52 04-Apr-06	TTP	Merrill Lynch International	EPT Disclosure
11:40 04-Apr-06	TTP	UBS AG (EPT)	EPT Disclosure
11:29 04-Apr-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
11:09 04-Apr-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc

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Name/code: Boots

Index: FTSE 100

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Page 2 of 2

Time/Date	Code	Name	Headline
10:49 05-Apr-06	97HF	DresKleinWass. Grp Ld	Rule 8.3 - Boots Group plc

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Name/code: Boots
Index: FTSE 100
Industry sector: General Retailers
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Released: Select
Date from: 5 Apr 2006
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Your search returned 11 news announcements

Page 1 of 2

Time/Date	Code	Name	Headline
18:06 05-Apr-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
15:15 05-Apr-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
15:08 05-Apr-06	BARC	Barclays PLC	Rule 8.3 - BOOTS GROUP PLC
13:18 05-Apr-06	AV.	Aviva PLC	Rule 8.3- Boots Group plc
12:02 05-Apr-06	TTP	UBS AG (EPT)	EPT Disclosure
11:53 05-Apr-06	TTP	Merrill Lynch International	EPT Disclosure
11:52 05-Apr-06		Legal & General Investment Mgmnt Ld	Rule 8.3- Boots Group Plc
11:46 05-Apr-06	TTP	GoldmanSachs International	EPT Disclosure
11:29 05-Apr-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
10:57 05-Apr-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure

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Name/code: Boots Group plc
Index: FTSE 100
Industry sector: General Retailers
Headline type: Select
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Date from: 6 Apr 2006
to: 6 Apr 2006
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Time/Date	Code	Name	Headline
11:37 06-Apr-06		Henderson Global Investors Ltd	Rule 8.3- Boots group

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Name/code: Boots Group plc

Index: FTSE 100

Industry sector: General Retailers

Headline type: Select

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Date from: 7 Apr 2006

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Your search returned 7 news announcements

Time/Date	Code	Name	Headline
17:09 07-Apr-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
16:37 07-Apr-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
12:23 07-Apr-06	TTP	UBS AG (EPT)	EPT Disclosure
11:55 07-Apr-06	TTP	Merrill Lynch International	EPT Disclosure
11:46 07-Apr-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
11:35 07-Apr-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
11:03 07-Apr-06	TTP	GoldmanSachs International	EPT Disclosure

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Name/code: Boots Group plc

Index: FTSE 100

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Time/Date	Code	Name	Headline
11:57 10-Apr-06	TTP	Merrill Lynch International	EPT Disclosure
11:56 10-Apr-06	TTP	UBS AG (EPT)	EPT Disclosure
11:52 10-Apr-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
11:30 10-Apr-06	AV.	Aviva PLC	Rule 8.3- Boots Group PLC
11:08 10-Apr-06		Goldman Sachs Asset Management LP	Rule 8.3- (Alliance Unichem)
10:48 10-Apr-06	TTP	GoldmanSachs International	EPT Disclosure
10:17 10-Apr-06		Henderson Global Investors Ltd	Rule 8.3- Boots Group

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Name/code: Boots Group plc
Index: FTSE 100
Industry sector: General Retailers
Headline type: Select
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Date from: 11 Apr 2006
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Your search returned 8 news announcements

Time/Date	Code	Name	Headline
14:23 11-Apr-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
12:47 11-Apr-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
12:20 11-Apr-06	TTP	Merrill Lynch International	EPT Disclosure
12:03 11-Apr-06	TTP	UBS AG (EPT)	EPT Disclosure
11:58 11-Apr-06	TTP	GoldmanSachs International	EPT Disclosure
11:55 11-Apr-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
11:08 11-Apr-06	AV.	Aviva PLC	Rule 8.3- Boots Group plc
11:03 11-Apr-06		Legal & General Investment Mgmnt Ld	Rule 8.3- Boots Group Plc

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Name/code: Boots Group plc

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Your search returned 7 news announcements

Time/Date	Code	Name	Headline
14:12 12-Apr-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
12:05 12-Apr-06	TTP	Merrill Lynch International	EPT Disclosure
11:56 12-Apr-06		Newton Investment Management Ltd	Rule 8.3- (Boots)
11:53 12-Apr-06	TTP	UBS AG (EPT)	EPT Disclosure
11:22 12-Apr-06	TTP	GoldmanSachs International	EPT Disclosure
10:53 12-Apr-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
10:40 12-Apr-06	AV.	Aviva PLC	Rule 8.3- Boots Group PLC

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Name/code: Boots Group plc
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Date from: 13 Apr 2006
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Your search returned 9 news announcements

Time/Date	Code	Name	Headline
17:14 13-Apr-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group Plc
12:46 13-Apr-06	TTP	GoldmanSachs International	EPT Disclosure
12:22 13-Apr-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
11:59 13-Apr-06	TTP	UBS AG (EPT)	EPT Disclosure
11:54 13-Apr-06		Goldman Sachs Asset Management LP	Rule 8.3- Alliance Unichem
11:46 13-Apr-06	TTP	Merrill Lynch International	EPT Disclosure
11:20 13-Apr-06	AV.	Aviva PLC	Rule 8.3- Boots Group plc
10:47 13-Apr-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
07:00 13-Apr-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC

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Name/code: Boots Group Plc

Index: FTSE 100

Industry sector: General Retailers

Headline type: Select

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Date from: 18 Apr 2006

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Your search returned 9 news announcements

Time/Date	Code	Name	Headline
14:57 18-Apr-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
12:51 18-Apr-06		Henderson Global Investors Ltd	Rule 8.3- Boots Group
12:15 18-Apr-06	TTP	UBS AG (EPT)	EPT Disclosure
11:58 18-Apr-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
11:56 18-Apr-06	TTP	Merrill Lynch International	EPT Disclosure
11:37 18-Apr-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
11:00 18-Apr-06		Goldman Sachs Asset Management LP	Rule 8.3- Alliance Unichem
10:58 18-Apr-06	TTP	GoldmanSachs International	EPT Disclosure
10:45 18-Apr-06	AV.	Aviva PLC	Rule 8.3- Boots Group plc

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Name/code: Boots Group Plc

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Date from: 19 Apr 2006

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Your search returned 9 news announcements

Time/Date	Code	Name	Headline
13:35 19-Apr-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
12:03 19-Apr-06	97HF	DresKleinWass. Grp Ld	Rule 8.3 - Boots Group Plc
12:02 19-Apr-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:02 19-Apr-06		Goldman Sachs Asset Management LP	Rule 8.3- (Alliance Unichem)
11:53 19-Apr-06	TTP	Merrill Lynch International	EPT Disclosure
11:36 19-Apr-06	TTP	GoldmanSachs International	EPT Disclosure
11:30 19-Apr-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
11:27 19-Apr-06	AV.	Aviva PLC	Rule 8.3- Boots Group PLC
11:27 19-Apr-06	TTP	UBS AG (EPT)	EPT Disclosure

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Name/code: Boots Group Plc

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Date from: 20 Apr 2006

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Time/Date	Code	Name	Headline
17:59 20-Apr-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
14:09 20-Apr-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
13:14 20-Apr-06	TTP	UBS AG (EPT)	EPT Disclosure
11:49 20-Apr-06		Goldman Sachs Asset Management LP	Rule 8.3- (Alliance Unichem)
11:45 20-Apr-06	TTP	Merrill Lynch International	EPT Disclosure
11:35 20-Apr-06	TTP	GoldmanSachs International	EPT Disclosure
11:24 20-Apr-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
11:09 20-Apr-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc

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Name/code: Boots Group Plc
Index: FTSE 100
Industry sector: General Retailers
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Date from: 21 Apr 2006
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Your search returned 7 news announcements

Time/Date	Code	Name	Headline
14:39 21-Apr-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
12:19 21-Apr-06		Newton Investment Management Ltd	Rule 8.3-Boots Group Plc
11:59 21-Apr-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
11:50 21-Apr-06	TTP	Merrill Lynch International	EPT Disclosure
11:38 21-Apr-06	TTP	UBS AG (EPT)	EPT Disclosure
11:28 21-Apr-06	AV.	Aviva PLC	Rule 8.3- Boots Group PLC
10:58 21-Apr-06	TTP	GoldmanSachs International	EPT Disclosure

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Name/code: Boots Group Plc
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Time/Date	Code	Name	Headline	
10:35 24-Apr-06	TTP	GoldmanSachs International	EPT Disclosure	

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Name/code: Boots Group Plc
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Industry sector: General Retailers
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Time/Date	Code	Name	Headline
15:30 24-Apr-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
13:19 24-Apr-06	AV.	Aviva PLC	Rule 8.3- Boots Group PLC
13:04 24-Apr-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
13:02 24-Apr-06	TTP	UBS AG (EPT)	EPT Disclosure
12:39 24-Apr-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:00 24-Apr-06	TTP	Merrill Lynch International	EPT Disclosure-Amendment
11:43 24-Apr-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
11:40 24-Apr-06	TTP	Merrill Lynch International	EPT Disclosure
11:33 24-Apr-06		Newton Investment Management Ltd	Rule 8.3- (Boots Group Plc)
10:45 24-Apr-06		Goldman Sachs Asset Management LP	Rule 8.3- Alliance Unichem

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Name/code: Boots Group Plc
Index: FTSE 100
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16:08 25-Apr-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
13:40 25-Apr-06	AV.	Aviva PLC	Rule 8.3- Boots Group PLC
12:22 25-Apr-06	TTP	GoldmanSachs International	EPT Disclosure
12:14 25-Apr-06		Mondrian Investment Partners Ltd	Rule 8.3- Boots Group Plc
12:02 25-Apr-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
11:54 25-Apr-06	TTP	UBS AG (EPT)	EPT Disclosure
11:39 25-Apr-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
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16:47 26-Apr-06	97HF	DresKleinWass. Grp Ld	Rule 8.3 - Boots Group Plc
16:13 26-Apr-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
12:02 26-Apr-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
11:57 26-Apr-06		Goldman Sachs Asset Management LP	Rule 8.3- (Alliance Unichem)
11:53 26-Apr-06	TTP	Merrill Lynch International	EPT Disclosure
11:53 26-Apr-06	TTP	GoldmanSachs International	EPT Disclosure
11:52 26-Apr-06	TTP	UBS AG (EPT)	EPT Disclosure
11:30 26-Apr-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc

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Time/Date	Code	Name	Headline
14:53 27-Apr-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
13:55 27-Apr-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
13:00 27-Apr-06		Mondrian Investment Partners Ltd	Rule 8.3- Boots Group Plc
12:52 27-Apr-06	TTP	UBS AG (EPT)	EPT Disclosure
12:00 27-Apr-06	TTP	GoldmanSachs International	EPT Disclosure
11:56 27-Apr-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
11:44 27-Apr-06	TTP	Merrill Lynch International	EPT Disclosure
11:39 27-Apr-06		Newton Investment Management Ltd	Rule 8.3- (Boots Group Plc)
10:33 27-Apr-06		Legal & General Investment Mgmnt Ld	Rule 8.3- Boots Group Plc

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18:12 28-Apr-06		Credit Suisse Asset Management Ltd	Rule 8.3- Boots Group PLC
13:43 28-Apr-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
12:26 28-Apr-06	TTP	UBS AG (EPT)	EPT Disclosure
12:02 28-Apr-06	TTP	GoldmanSachs International	EPT Disclosure
12:00 28-Apr-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
11:39 28-Apr-06	AV.	Aviva PLC	Rule 8.3- Boots Group PLC
11:39 28-Apr-06	TTP	Merrill Lynch International	EPT Disclosure



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Regulatory Announcement

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Company	Northgate Information Solutions PLC
TIDM	NIS
Headline	Boots Contract Win
Released	07:01 03-Apr-06
Number	8371A

northgate INFORMATION SOLUTIONS

RNS Number:8371A
Northgate Information Solutions PLC
03 April 2006

03 April 2006

Northgate wins Boots payroll and HR outsourcing contract

Northgate Information Solutions plc ("Northgate"), a market leader of software applications and outsourcing solutions to the public safety, local government, education and human resources sectors, today announces that it has signed a seven year payroll and HR outsourcing contract with Boots Group plc ("Boots").

The contract, worth in excess of £16 million, covers the outsourcing of payroll services and core HR systems for Boots 65,000 employees. The contract will also cover manpower planning and labour scheduling, the provision of which Northgate will sub contract to Torex Retail.

Northgate will use ResourceLink, its fully integrated and web-enabled HR solution, to provide the backbone to its service. This self-service functionality combines payroll and core HR systems into one single database. This solution will replace Boots' current HR and payroll systems after a period of transition.

Chris Stone, Chief Executive of Northgate, commented:

"We are delighted to be working with such a prestigious company as Boots. This contract further supports Northgate's position as a tier 1 provider of HR and payroll systems and is further evidence of our success in the business process outsourcing market."

Doug Hargrove, Torex Retail's Chief Operating Officer for the UK comments, "We are delighted to have secured this long term contract with Northgate to supply Boots.
This win demonstrates our ability to provide high level strategic solutions to retailers."

Notes to Editors

About Northgate Information Solutions (www.northgate-is.com) Northgate Information Solutions plc is listed on the London Stock Exchange. For further information visit the Northgate Information Solutions website at www.northgate-is.com.

Northgate Information Solutions is a market leader of software applications and outsourcing solutions to the public safety, local government, education and human resources sectors. Headquartered in Hemel Hempstead, Northgate now employs more than 3,200 staff and has approximately 2,700 large/medium customers and approximately 6,500 SME customers across the UK and Ireland. Northgate works closely with many corporate organisations, as well as approximately 90% of the

UK's local authorities, and all of its police forces.

Contacts:

Northgate
John Stier, Finance Director
Tel: 01442 232424

Maitland
Neil Bennett/Michelle Jeffery
Tel: 020 7379 5151

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	11:25 03-Apr-06
Number	8554A

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	31 March 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
73,137	7.2450	7.0950

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
86,869	7.2650	7.1150

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Long	8,438	7.1753
CFD	Short	3	7.1843
CFD	Short	595	7.1843
CFD	Short	782	7.1843
CFD	Short	1	7.1843
CFD	Short	321	7.1843
CFD	Short	421	7.1843
CFD	Short	12,538	7.1545

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price (GBP)	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	3 April 2006
Contact name	Jenny Lundquist
Telephone number	020 7883 4332
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:48 03-Apr-06
Number	8588A

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**31 March 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
76,028	**7.2500 GBP**	**7.1000 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price paid received** (]
55,011	**73000 GBP**	**7.1600 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Long**	**4,500**	**7.142099**
CFD	**Long**	**100**	**7.1722**
CFD	**Long**	**50,000**	**7.176047**
CFD	**Short**	**3,184**	**7.179813**
CFD	**Short**	**10,000**	**7.247825**
CFD	**Short**	**41,827**	**7.266583**
CFD	**Short**	**20,000**	**7.169646**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ι

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	3 April 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	Boots Group Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	12:01 03-Apr-06
Number	8618A

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	03 April 2006
Date of dealing	31 March 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

31 March 2006

Alliance UniChem Plc - Common
BOC Group plc - Common
Body Shop International PLC - Common
Boots Group Plc - Common
AMENDMENT
state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	31/03/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
29,979	GBP 7.26	GBP 7.12
Total number of securities sold	**Highest price received**	**Lowest price received**
101,413	GBP 7.27	GBP 7.18

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
SHORT CFDLONG			10,000GBP 7.26

(c) Options transactions in respect of existing securities

Product name	Writing, selling,	Number of securities under	Exercise price	Type, e.g. American,	Type, e.g. American,	Option money

eg call option	purchasing, varying etc.	option		European etc	European etc	paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	03/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	31/03/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
26,153	GBP 15.47	GBP 15.44
Total number of securities sold	**Highest price received**	**Lowest price received**
25,933	GBP 15.47	GBP 15.44

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	03/04/2006
Contact name	Alasdair Coutts-Britton

Telephone number +44 20 7996 3565
Name of offeree/offeror with whom connected BOC Group plc
Nature of connection # Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Body Shop International PLC
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	31/03/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
24,999	GBP 2.98	GBP 2.97

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	03/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Body Shop International PLC
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	31/03/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities	Highest price paid	Lowest price paid

purchased		
46,391	GBP 9.14	GBP 8.96
Total number of securities sold	**Highest price received**	**Lowest price received**
10,255	GBP 9.14	GBP 8.96

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	03/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Free annual report

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	12:10 03-Apr-06
Number	8626A

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 37.17948p
Date of dealing	31/03/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	24,527,110	5.050%		
(2) Derivatives (other than options)			23,645	0.005%
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,990	716p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure 03/04/06

Contact name	Albion Onojobi
Telephone number	0207 658 2962

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS

(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Call option	Written	22,887 Ordinary shares	777.9p	European	08/05/06
Call option	Written	758 Ordinary shares	768.8p	European	08/05/06

Notes

1. *Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.*

2. *For all prices and other monetary amounts, the currency must be stated.*

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



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Regulatory Announcement

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:15 03-Apr-06
Number	8634A

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	31 MARCH 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
380,795	7.31 GBP	7.14 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
377,599	7.30 GBP	7.13 GBP

(6) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
FUTURE	LONG	78,000	7.00 GBP
FUTURE	LONG	412,000	7.005 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	**03 APRIL 2006**
Contact name	**ROBIN RAGNUTH**
Telephone number	**020 7567 8289**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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(7)

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Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	15:13 03-Apr-06
Number	8791A

RNS Number:8791A
Franklin Resources Inc
03 April 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	MARCH 31, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	37,062,785	7.63%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	37,062,785	7.63%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	2,700	7.259 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure APRIL 3, 2006

Contact name LORI WEBER

Telephone number 954-847-2283

If a connected EFM, name of offeree/offeror with which connected N/A

If a connected EFM, state nature of connection (Note 10) N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	15:30 03-Apr-06
Number	8838A

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	31/03/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	12088541	2.48880		
(2) Derivatives other than options	0	0.00000	0	0.00000
(3) Options & Agreements to Purchase/Sell				
Total	12088541	2.48880	0	0.00000

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	1043	7.20
BUY	30766	7.22

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	03/04/2006
Contact Name	Caroline OConnor
Telephone Number	020 7698 6130
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Mondrian Investment Partners Ltd
TIDM	
Headline	Rule 8.3- Boots Group Plc
Released	15:38 03-Apr-06
Number	8857A

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Mondrian Investment Partners Limited
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Boots Group Plc Ordinary Shares
Date of dealing	31 March 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	32,886,6486.771%	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	32,886,6486.771%	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Buy	137,774	£7.18

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	01 April 2006
Contact name	Clark Simpson

Telephone number	0207 477 7010
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - BOOTS GROUP PLC
Released	16:04 03-Apr-06
Number	2349

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	31 MARCH 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	20,098,720	(4.14%)	1,681,439	(0.35%)
(2) Derivatives (other than options)	1,110,012	(0.23%)	159,851	(0.03%)
(3) Options and agreements to purchase/sell	3,481	(0.00%)	1,425,438	(0.29%)
Total	21,212,213	(4.37%)	3,266,728	(0.67%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and				

agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	13,085	7.1964
Purchase	15,284	7.1858
Purchase	7,800	7.1050
Purchase	1,675	7.1596
Purchase	42,707	7.1850
Sale	244	7.1806
Sale	242	7.2331
Sale	890	7.2606
Sale	1,909	7.0962
Sale	250	7.0906
Sale	215	7.2656
Sale	7,300	7.2700
Sale	71,533	7.2340
Sale	88,663	7.2533
Sale	7,806	7.1697

The following trade took place on 30/03/2006

Purchase/sale	Number of Securities	Price per unit (GBP)
Sale	50,872	7.3411
Sale	31,550	7.3046

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Long	71,533	7.2340
CFD	Long	7,300	7.2700
CFD	Long	20,800	7.1860
CFD	Long	7,806	7.1697
CFD	Short	15,284	7.1858
CFD	Short	7,800	7.1050
CFD	Short	13,085	7.1964

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (GBP)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	3 APRIL 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panels website at www.thetakeoverpanel.org.uk

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Company	Goldman Sachs Asset Management Intl
TIDM	
Headline	Rule 8.3- (Alliance Unichem)
Released	16:08 03-Apr-06
Number	8908A

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management International**
Company dealt in	**Alliance Unichem Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary shares**
Date of dealing	**31 March 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities	**4,187,243**	**(1.159%)**	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	**4,187,243**	**(1.159%)**	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. **DEALINGS** (Note 4)

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	6,486	9.1751 GBP

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) **Other dealings (including new securities)** (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

NONE

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**03 April 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**Boots Group Plc**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure - Amendment
Released	18:28 03-Apr-06
Number	9097A

FORM 38.5

AMENDMENT – Due to late booked transactions, the disclosure made on 31 March 2006, for dealings of 30 March 2006 is being updated.
Total shares purchased originally disclosed, 731,062 shares, has been amended to total shares purchased, 731,064 shares.

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**30 March 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
731,064	7.1221 GBP	7.1050 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price paid received ((
105,103	7.1150 GBP	7.1050 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Long	400	7.2278 GBP
CFD	Long	40,000	7.289124 GBP
CFD	Long	109,500	7.311862 GBP
CFD	Long	14,600	7.359372 GBP
CFD	Long	200,000	7.367134 GBP
CFD	Long	40,000	7.376274 GBP

CFD	Long	147,414	7.382576 GBP
CFD	Short	12,000	7.231647 GBP
CFD	Short	172	7.251811 GBP
CFD	Short	302	7.251815 GBP
CFD	Short	59,274	7.253899 GBP
CFD	Short	40,000	7.289126 GBP
CFD	Short	6,000	7.318382 GBP
CFD	Short	6,000	7.318382 GBP
CFD	Short	15,000	7.349801 GBP
CFD	Short	34,500	7.352491 GBP
CFD	Short	3,500	7.352492 GBP
CFD	Short	56,500	7.352493 GBP
CFD	Short	5,500	7.352498 GBP
CFD	Short	67,100	7.3811 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	3 April 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	Boots Group Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

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Company	Goldman Sachs & Co.
TIDM	
Headline	Rule 8.1- (Boots)
Released	18:30 03-Apr-06
Number	9099A

Late Disclosure

FORM 8.1
DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs & Co**
Company dealt in	**Boots Company Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**American Depositary Receipts**
Date of dealing	**24 March 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities	-		**424 (equal to 424 ords)**
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	-		**424 (equal to 424 ords)**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	182	12.7000 USD

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry Date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	3 April 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which associated	Boots Company Plc
Specify category and nature of associate status (Note 10)	Advisor

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	Goldman Sachs & Co.
TIDM	
Headline	Rule 8.1- (Boots)
Released	18:32 03-Apr-06
Number	9102A

Late Disclosure

FORM 8.1
DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Goldman Sachs & Co
Company dealt in	Boots Company Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	American Depositary Receipts
Date of dealing	30 March 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number
(1) Relevant securities	-		242 (equal to 242 ords)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	-		242 (equal to 242 ords)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	182	12.9500 USD

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry Date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**3 April 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
Name of offeree/offeror with which associated	**Boots Company Plc**
Specify category and nature of associate status (Note 10)	**Advisor**

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Regulatory Announcement

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Company	Newton Investment Management Ltd
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	10:40 04-Apr-06
Number	9311A

RNS Number:9311A
Newton Investment Management Ltd
04 April 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Newton Investment Management Limited & its subsidiaries
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 0.37179482
Date of dealing	3 April 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	5,273,668	1.09		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	5,273,668	1.09		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,022	7.145

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	4 April 2006
Contact name	Barry Smalls
Telephone number	0207 163 2251
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	11:09 04-Apr-06
Number	9357A

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 37.17948p
Date of dealing	03/04/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	24,545,110	5.053%		
(2) Derivatives (other than options)			23,645	0.005%
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	18,000	713.5p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) YES

Date of disclosure	04/04/06

Contact name	Albion Onojobi
Telephone number	0207 658 2962

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS

(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	**Written or purchased**	**Number of securities to which the option or derivative relates**	**Exercise price** (Note 2)	**Type, e.g. American, European etc.**	**Expiry date**
Call option	Written	22,887 Ordinary shares	777.9p	European	08/05/06
Call option	Written	758 Ordinary shares	768.8p	European	08/05/06

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



Regulatory Announcement

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	11:29 04-Apr-06
Number	9417A

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	3 April 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
18,582	7.1750	7.1050

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
77,373	7.2100	7.1071

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Long	2,438	7.1549
CFD	Short	5	7.1265
CFD	Short	725	7.1265
CFD	Short	913	7.1265
CFD	Short	3	7.1265
CFD	Short	390	7.1265
CFD	Short	491	7.1265
CFD	Short	26,913	7.1300

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price (GBP)	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

None

....

Date of disclosure	4 April 2006
Contact name	Jenny Lundquist
Telephone number	020 7883 4332
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:40 04-Apr-06
Number	9446A

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	03 APRIL 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
214,086	7.225 GBP	7.105 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
177,498	7.21 GBP	7.105 GBP

(6) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
FUTURE	LONG	290,000	7.10 GBP
FUTURE	LONG	202,000	7.09 GBP
CFD	LONG	261,700	7.195 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	04 APRIL 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Regulatory Announcement

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:52 04-Apr-06
Number	9468A

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	04 April 2006
Date of dealing	03 April 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

03 April 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Body Shop International PLC - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	03/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
40,406	GBP 15.47	GBP 15.46
Total number of securities sold	**Highest price received**	**Lowest price received**
15,432	GBP 15.47	GBP 15.47

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name	Writing, selling,	Number of securities under	Exercise price	Type, e.g. American,	Type, e.g. American,	Option money

eg call option	purchasing, varying etc.	option		European etc	European etc	paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	04/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Body Shop International PLC
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	03/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities sold	Highest price received	Lowest price received
560	GBP 2.97	GBP 2.97

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	04/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Body Shop International PLC

Nature of connection # Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	03/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
8,903	GBP 9.07	GBP 8.96
Total number of securities sold	**Highest price received**	**Lowest price received**
195,207	GBP 9.18	GBP 8.97

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	04/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	03/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
274,889	GBP 7.18	GBP 7.11
Total number of securities sold	Highest price received	Lowest price received
492,000	GBP 7.12	GBP 7.12

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	04/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Boots Group plc
Released	11:56 04-Apr-06
Number	9473A

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.3717948
Date of dealing	3 APRIL 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	7,145,963	1.471%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	7,145,963	1.471%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	25,300	GBP7.147500
SALE	14,433	GBP7.137500
SALE	1,508	GBP7.115000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	4 APRIL 2006
Contact name	DIANE THIRKETTLE

Telephone number	01603 687803
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	13:39 04-Apr-06
Number	9545A

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	3 April 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
38,755	7.1595 GBP	7.0915 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price paid received (
79,648	7.1607 GBP	7.0915 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Long	45,097	7.091496 GBP
CFD	Long	19,339	7.0915 GBP
CFD	Long	100	7.1071 GBP
CFD	Long	346	7.1364 GBP
CFD	Short	1	7.195002 GBP
CFD	Short	13.500	7.194998 GBP
CFD	Short	13,394	7.195003 GBP
CFD	Short	64	7.106775 GBP
CFD	Short	10,000	7.122136 GBP
CFD	Short	27,107	7.160673 GBP

CFD	Short	30,629	7.195 GBP

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	4 April 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	Boots Group Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	14:23 04-Apr-06
Number	9628A

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	03/04/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	12086118	2.48830		
(2) Derivatives other than options	0	0.00000	0	0.00000
(3) Options & Agreements to Purchase/Sell				
Total	12086118	2.48830	0	0.00000

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	162	7.20
SELL	2585	7.13

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	04/04/2006
Contact Name	Caroline OConnor
Telephone Number	020 7698 6130
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - BOOTS GROUP PLC
Released	14:50 04-Apr-06
Number	2269

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	03 APRIL 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	20,160,192	(4.15%)	1,647,898	(0.34%)
(2) Derivatives (other than options)	1,135,812	(0.23%)	159,851	(0.03%)
(3) Options and agreements to purchase/sell	3,481	(0.00%)	1,425,438	(0.29%)
Total	21,299,485	(4.39%)	3,233,187	(0.67%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	504	7.1200
Purchase	50,000	7.1300
Purchase	62,500	7.1196
Purchase	3,341	7.1150
Sale	672	7.1521
Sale	759	7.1478
Sale	1,075	7.1471
Sale	537	7.1471
Sale	437	7.1328
Sale	537	7.1734
Sale	1,210	7.1621
Sale	537	7.1484
Sale	547	7.1321
Sale	537	7.1171
Sale	672	7.1415
Sale	537	7.1159
Sale	617	7.2115
Sale	13,899	7.1300
Sale	3,400	7.1641
Sale	20,800	7.1860
Sale	1,600	7.1993
Sale	6,500	7.1650

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Long	1,600	7.1993
CFD	Long	3,400	7.1641

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (GBP)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	04 APRIL 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panels website at www.thetakeoverpanel.org.uk

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Company	Mondrian Investment Partners Ltd
TIDM	
Headline	Rule 8.3- (Boots Plc)
Released	15:15 04-Apr-06
Number	9686A

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Mondrian Investment Partners Limited
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Boots Group Plc Ordinary Shares
Date of dealing	03 April 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	32,983,8436.79%	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	32,983,8436.79%	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Buy	297,195.000	£7.11

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	04 April 2006
Contact name	Chantal Stubbington

Telephone number	0207 477 7043
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure - Amendment
Released	17:46 04-Apr-06
Number	9989A

This announcement replaces the previous RNS announcement reference 8634A released at 12:15pm on 03 April 06. Amendment made to 2.(a) Total number of securities sold due to the amendment of a trade. All other information remains unchanged.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**ORDINARY SHARES 25P**
Date of dealing	**31 MARCH 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
380,795	**7.31 GBP**	**7.14 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note 3)
877,399	**7.30 GBP**	**7.13 GBP**

(6) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
FUTURE	**LONG**	**78,000**	**7.00 GBP**
FUTURE	**LONG**	**412,000**	**7.005 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	03 APRIL 2006
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	DresKleinWass. Grp Ld
TIDM	97HF
Headline	Rule 8.3 - Boots Group plc
Released	10:49 05-Apr-06
Number	PRNUK-0504

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	ALLIANZ GLOBAL INVESTORSGLOBAL EQUITYBUSINESS UNIT
Company dealt in	BOOTS GROUP plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	4th April 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	5,108,010 (1.05)	
ORDINARY SHARES		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		577,000 (0.12)
TOTAL	5,108,010 (1.05)	577,000 (0.12)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Buy	249,000	GBP 7.11

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	5th April 2006
Contact name	ANDREW STEVENS / JAMES WALL
Telephone number	020 7475 5472 / 020 7 475 2194
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	10:57 05-Apr-06
Number	0234B

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	4 April 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
112,554	7.1300	7.1133

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
109,779	7.1400	7.0750

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Short	2,495	7.1197
CFD	Short	1,344	7.1197

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying**	**Number of securities to which the option**	**Exercise price (GBP)**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit**

etc.	relates (Note 5)		(Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	5 April 2006
Contact name	Jenny Lundquist
Telephone number	020 7883 4332
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Free annual report

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	11:29 05-Apr-06
Number	0287B

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 37.17948p
Date of dealing	04/04/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	24,505,684	5.045%		
(2) Derivatives (other than options)			23,645	0.005%
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	5,468	710.992p
Sale	44,894	712.000p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure 05/04/06

Contact name	Albion Onojobi
Telephone number	0207 658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS

(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	**Written or purchased**	**Number of securities to which the option or derivative relates**	**Exercise price** (Note 2)	**Type, e.g. American, European etc.**	**Expiry date**
Call option	Written	22,887 Ordinary shares	777.9p	European	08/05/06
Call option	Written	758 Ordinary shares	768.8p	European	08/05/06

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



(29)

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:46 05-Apr-06
Number	0306B

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**4 April 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
207,814	**7.1200 GBP**	**7.0600 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price paid received** (I
99,062	**7.0790 GBP**	**7.0790 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Long**	**85,000**	**7.077582 GBP**
CFD	**Short**	**190,000**	**7.112209 GBP**
CFD	**Short**	**262**	**7.121785 GBP**
CFD	**Short**	**2,552**	**7.121783 GBP**
CFD	**Short**	**10,000**	**7.118616 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	5 April 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	Boots Group Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Regulatory Announcement

Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3- Boots Group Plc
Released	11:52 05-Apr-06
Number	0316B

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Legal & General Investment Management Ltd.*
Company dealt in	Boots Group
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares GBP 0.37179482
Date of dealing	04 April 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	17,898,371	3.68%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	17,898,371	3.68%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	7,013	GBP 7.125

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**05 April 2006**
Contact name	**Helen Lewis**

Telephone number 0207 528 6742

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:53 05-Apr-06
Number	0320B

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	05 April 2006
Date of dealing	04 April 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

04 April 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Body Shop International PLC - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	04/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
73,054	GBP 15.49	GBP 15.48
Total number of securities sold	**Highest price received**	**Lowest price received**
76,824	GBP 15.49	GBP 15.48

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name	Writing, selling,	Number of securities under	Exercise price	Type, e.g. American,	Type, e.g. American,	Option money

eg call option	purchasing, varying etc.	option		European etc	European etc	paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	05/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Body Shop International PLC
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	04/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
20,738	GBP 2.97	GBP 2.97
Total number of securities sold	**Highest price received**	**Lowest price received**
15,418	GBP 2.97	GBP 2.97

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	05/04/2006

Contact name | Alasdair Coutts-Britton
Telephone number | +44 20 7996 3565
Name of offeree/offeror with whom connected | Body Shop International PLC
Nature of connection # | Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	04/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
212,324	GBP 9.02	GBP 9.00
Total number of securities sold	**Highest price received**	**Lowest price received**
268,842	GBP 9.02	GBP 9.00

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
SHORT CFDLONG			1,700GBP 9.02
LONG CFDLONG			1,700GBP 9.02

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	05/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common

Date of dealing 04/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
458,577	GBP 7.13	GBP 7.08
Total number of securities sold	**Highest price received**	**Lowest price received**
400,675	GBP 7.12	GBP 7.10

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	05/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:02 05-Apr-06
Number	0335B

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**ORDINARY SHARES 25P**
Date of dealing	**04 APRIL 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
260,749	**7.14 GBP**	**7.075 GBP**

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
308,734	**7.13 GBP**	**7.085 GBP**

(6) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	**SHORT**	**10,200**	**7.1090992 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)
CALL	**PURCHASING**	**358,000**	**7.89 GBP**	**EUROPEAN**	**30/06/2006**	**2.5 GBP**
CALL	**WRITING**	**50,000**	**7.89 GBP**	**EUROPEAN**	**30/06/2006**	**3.0 GBP**

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	**05 APRIL 2006**
Contact name	**JOSEPH EVANS**
Telephone number	**020 7567 8286**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

*The Notes on Form 38.5 can be viewed on the Takeover Panel's website at **www.thetakeoverpanel.org.uk***

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Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Boots Group plc
Released	13:18 05-Apr-06
Number	0411B

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.3717948
Date of dealing	4 APRIL 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	7,140,963	1.470%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	7,140,963	1.470%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	5,000	GBP7.107500

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	5 APRIL 2006
Contact name	DIANE THIRKETTLE
Telephone number	01603 687803

If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - BOOTS GROUP PLC
Released	15:08 05-Apr-06
Number	2249

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	04 APRIL 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	20,247,875	(4.17%)	1,625,148	(0.33%)
(2) Derivatives (other than options)	1,118,072	(0.23%)	144,337	(0.03%)
(3) Options and agreements to purchase/sell	3,481	(0.00%)	1,425,438	(0.29%)
Total	21,369,428	(4.40%)	3,194,923	(0.66%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	1,498	7.1527
Purchase	5,010	7.1250
Purchase	17,740	7.1128
Purchase	5,501	7.1014
Purchase	100,000	7.1100
Sale	208	7.1109
Sale	369	7.0965
Sale	558	7.0959
Sale	201	7.1159
Sale	870	7.1271
Sale	611	7.1115
Sale	4,208	7.1300
Sale	14,026	7.1300
Sale	5,916	7.1436
Sale	15,099	7.1286
Sale	20,800	7.1860
Sale	71,533	7.2340
Sale	3,400	7.1641

The following trade which was disclosed on 3 April 2006 has been cancelled

Purchase/sale	Number of Securities	Price per unit (GBP)
Sale	71,533	7.2340

The following trades which were disclosed on 4 April 2006 have been cancelled

Purchase/sale	Number of Securities	Price per unit (GBP)
Sale	3,400	7.1641
Sale	20,800	7.1860

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	17,740	7.1128
CFD	Long	15,099	7.1286
CFD	Short	5,501	7.1014

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (GBP)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	05 APRIL 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panels website at www.thetakeoverpanel.org.uk

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	15:15 05-Apr-06
Number	0565B

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	04/04/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

Variance of 1 due to Transfer Deliver

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	12086559	2.48840		
(2) Derivatives other than options	0	0.00000	0	0.00000
(3) Options & Agreements to Purchase/Sell				
Total	12086559	2.48840	0	0.00000

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	25473	7.13
SELL	3596	7.13
SELL	21435	7.12

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	05/04/2006
Contact Name	Caroline OConnor
Telephone Number	020 7698 6130
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	18:06 05-Apr-06
Number	0856B

RNS Number:0856B
Franklin Resources Inc
05 April 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	APRIL 4, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	37,062,682	7.63%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	37,062,682	7.63%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	103	7.116 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	APRIL 5, 2006
Contact name	LORI WEBER
Telephone number	954-847-2283
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Henderson Global Investors Ltd
TIDM	
Headline	Rule 8.3- Boots group
Released	11:37 06-Apr-06
Number	1149B

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Henderson Global Investors Ltd**
Company dealt in	**Boots Group**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP 0.37179482**
Date of dealing	**05/04/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	4,941,545	1.0174		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	4,941,545	1.0174		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	7,483	7.19

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	06/04/06
Contact name	Nicola Miller

Telephone number	020 7818 6750
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name,e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:40 06-Apr-06
Number	1154B

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**05 April 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
105135	**7.1922 GBP**	**7.1716 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
105544	**7.2282 GBP**	**7.1661 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Short**	**479**	**7.1732 GBP**
CFD	**Long**	**200**	**7.1922 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European**	**Expiry date**	**Opti paid per**

				etc.		

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	06 April 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	11:46 06-Apr-06
Number	1169B

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	5 April 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
275,749	7.1900	7.1200

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
282,739	7.1922	7.1200

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Short	2,907	7.1798
CFD	Short	1,566	7.1798

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying**	**Number of securities to which the option**	**Exercise price** (GBP)	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit**

etc.	relates (Note 5)		(Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	6 April 2006
Contact name	Jenny Lundquist
Telephone number	020 7883 4332
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3- (Alliance Unichem)
Released	11:49 06-Apr-06
Number	1172B

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Goldman Sachs Asset Management LP
Company dealt in	Alliance Unichem Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares
Date of dealing	05 April 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number
(1) Relevant securities	6,617,713	(1.83%)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	6,617,713	(1.83%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. **DEALINGS** (Note 4)

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	137,755	9.0515

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) **Other dealings (including new securities)** (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

NONE

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**06 April 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**Boots Group Plc**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	Newton Investment Management Ltd
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	12:00 06-Apr-06
Number	1197B

RNS Number:1197B
Newton Investment Management Ltd
06 April 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Newton Investment Management Limited & its subsidiaries
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 0.37179482
Date of dealing	5 April 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	5,272,768	1.09		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	5,272,768	1.09		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	900	7.185

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	6 April 2006
Contact name	Barry Smalls
Telephone number	0207 163 2251
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	12:01 06-Apr-06
Number	1207B

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	06 April 2006
Date of dealing	05 April 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

05 April 2006

Alliance UniChem Plc - Common
BOC Group plc - Common
Body Shop International PLC - Common
Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	05/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
7,449	GBP 15.51	GBP 15.50
Total number of securities sold	**Highest price received**	**Lowest price received**
10,043	GBP 15.51	GBP 15.50

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**

(c) Options transactions in respect of existing securities

Product name	**Writing, selling,**	**Number of securities under**	**Exercise price**	**Type, e.g. American,**	**Type, e.g. American,**	**Option money**

eg call option	purchasing, varying etc.	option		European etc	European etc	paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	06/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Body Shop International PLC
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	05/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
31,613	GBP 2.97	GBP 2.97
Total number of securities sold	**Highest price received**	**Lowest price received**
37,003	GBP 2.97	GBP 2.97

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	06/04/2006

Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Body Shop International PLC
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	05/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
13,189	GBP 9.08	GBP 9.00
Total number of securities sold	**Highest price received**	**Lowest price received**
10,184	GBP 9.09	GBP 9.03

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
LONG CFDSHORT			1,700GBP 9.02

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	06/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	05/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
3,477,456	GBP 7.19	GBP 7.14
Total number of securities sold	**Highest price received**	**Lowest price received**
133,926	GBP 7.19	GBP 7.17

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	06/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	12:02 06-Apr-06
Number	1211B

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary 37.17948p**
Date of dealing	**05/04/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	24,532,086	5.051%		
(2) Derivatives (other than options)			23,645	0.005%
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	25,000	718.297p
Sale	500	717.500p
Sale	9,503	716.750p
Purchase	11,404	718.324p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure	06/04/06
Contact name	Albion Onojobi
Telephone number	0207 658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	**Written or purchased**	**Number of securities to which the option or derivative relates**	**Exercise price** (Note 2)	**Type, e.g. American, European etc.**	**Expiry date**
Call option	Written	22,887 Ordinary shares	777.9p	European	08/05/06
Call option	Written	758 Ordinary shares	768.8p	European	08/05/06

Notes

1. *Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.*

2. *For all prices and other monetary amounts, the currency must be stated.*

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



Regulatory Announcement

Company	Mondrian Investment Partners Ltd
TIDM	
Headline	Rule 8.3- Boots Group Plc
Released	12:03 06-Apr-06
Number	1208B

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Mondrian Investment Partners Limited
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Boots Group Plc Ordinary Shares
Date of dealing	05 April 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	33,005,205	6.795%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	33,005,205	6.795%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Buy	21,362	£7.185

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	06 April 2006
Contact name	Clark Simpson

Telephone number	0207 477 7010
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:09 06-Apr-06
Number	1233B

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS (Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**ORDINARY SHARES 25P**
Date of dealing	**05 APRIL 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
125,908	**7.18 GBP**	**7.125 GBP**

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
179,106	**7.19 GBP**	**7.135 GBP**

(6) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)
CALL	PURCHASED	358,000	7.89 GBP	EUROPEAN	30/06/2006	2.5 GBP
CALL	WRITING	50,000	7.89 GBP	EUROPEAN	30/06/2006	3.0 GBP

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	**06 APRIL 2006**
Contact name	**JOSEPH EVANS**
Telephone number	**020 7567 8286**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Regulatory Announcement

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	15:02 06-Apr-06
Number	1420B

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	05/04/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long		Short	
	Number	%	Number	%
(1) Relevant Securities	12056009	2.48211		
(2) Derivatives other than options	0	0.00000	0	0.00000
(3) Options & Agreements to Purchase/Sell				
Total	12056009	2.48211	0	0.00000

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long		Short	
	Number	%	Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	8306	7.19
SELL	303	7.19
SELL	6551	7.19
SELL	32002	7.19

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write, Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9)	NO
Disclosure Date	06/04/2006
Contact Name	Caroline OConnor
Telephone Number	020 7698 6130
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	17:11 06-Apr-06
Number	1581B

RNS Number:1581B
Franklin Resources Inc
06 April 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Franklin Resources, Inc.
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	April 5, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	37,356,204	7.69%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	37,356,204	7.69%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	293,522	7.16 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure April 6, 2006

Contact name Lori Weber

Telephone number 954-847-2283

If a connected EFM, name of offeree/offeror with which connected N/A

If a connected EFM, state nature of connection (Note 10) N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Name/code: Boots Group plc
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Page 1 of 2

Time/Date	Code	Name	Headline
17:11 06-Apr-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
15:02 06-Apr-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
12:09 06-Apr-06	TTP	UBS AG (EPT)	EPT Disclosure
12:03 06-Apr-06		Mondrian Investment Partners Ltd	Rule 8.3- Boots Group Plc
12:02 06-Apr-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
12:01 06-Apr-06	TTP	Merrill Lynch International	EPT Disclosure
12:00 06-Apr-06		Newton Investment Management Ltd	Rule 8.3- Boots Group PLC
11:49 06-Apr-06		Goldman Sachs Asset Management LP	Rule 8.3- (Alliance Unichem)
11:46 06-Apr-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
11:40 06-Apr-06	TTP	GoldmanSachs International	EPT Disclosure

Page 1 of 2

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:03 07-Apr-06
Number	1896B

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	06 April 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
16,548	7.150 GBP	7.1079 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
253	7.1450 GBP	7.1350 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Short	10000	7.1318 GBP
CFD	Short	12	7.1518 GBP
CFD	Short	253	7.1335 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing,	Number of securities to which the option	Exercise price	Type, e.g. American,	Expiry date	Opti paid

	varying etc.	relates (Note 5)		European etc.		per u

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	07 April 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	11:35 07-Apr-06
Number	1962B

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary 37.17948p**
Date of dealing	**06/04/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	24,542,084	5.053%		
(2) Derivatives (other than options)			23,645	0.005%
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	10,000	714p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure 07/04/06

Contact name	Albion Onojobi
Telephone number	0207 658 2962

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS

(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Call option	Written	22,887 Ordinary shares	777.9p	European	08/05/06
Call option	Written	758 Ordinary shares	768.8p	European	08/05/06

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	11:46 07-Apr-06
Number	1970B

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	6 April 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
147,962	7.1850	7.0900

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
114,746	7.1850	7.0850

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Long	27,862	7.1273
CFD	Short	358	7.1244
CFD	Short	3,168	7.1244
CFD	Short	193	7.1244
CFD	Short	1,706	7.1244

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product Writing, Number of ExerciseType, e.g. Expiry Option

name, e.g. call option	selling, purchasing, varying etc.	securities to which the option relates (Note 5)	price (GBP)	American, European etc.	date	money paid/received per unit (Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	7 April 2006
Contact name	Jenny Lundquist
Telephone number	020 7883 4332
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:55 07-Apr-06
Number	1982B

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	07 April 2006
Date of dealing	06 April 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

06 April 2006

Boots Group Plc - Common

Euronext NV - Common

London Stock Exchange Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Euronext NV
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	06/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
2,213	GBP 67.85	GBP 67.55
Total number of securities sold	**Highest price received**	**Lowest price received**
1,440	GBP 67.95	GBP 67.79

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing,	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received

varying etc. per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	07/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	London Stock Exchange
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	London Stock Exchange Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	06/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
3,245	GBP 10.47	GBP 10.39
Total number of securities sold	**Highest price received**	**Lowest price received**
9,750	GBP 10.51	GBP 10.38

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	07/04/2006
Contact name	Alasdair Coutts-Britton

Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	London Stock Exchange
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	06/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
622,166	GBP 7.18	GBP 7.12

Total number of securities sold	Highest price received	Lowest price received
608,089	GBP 7.14	GBP 7.12

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	07/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:23 07-Apr-06
Number	2044B

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**ORDINARY SHARES 25P**
Date of dealing	**06 APRIL 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
478,528	**7.185 GBP**	**7.085 GBP**

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
372,353	**7.185 GBP**	**7.085 GBP**

(6) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	**07 APRIL 2006**
Contact name	**JOSEPH EVANS**
Telephone number	**020 7567 8286**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	16:37 07-Apr-06
Number	2397B

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	06/04/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long		Short	
	Number	%	Number	%
(1) Relevant Securities	12056009	2.48211		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	12056009	2.48211	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long		Short	
	Number	%	Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)
CFD	SHORT	85809	7.13

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	07/04/2006
Contact Name	Cameron Grant
Telephone Number	020 7698 6223
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	17:09 07-Apr-06
Number	2433B

RNS Number:2433B
Franklin Resources Inc
07 April 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	APRIL 6, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	37,429,073	7.71%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	37,429,073	7.71%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	72,869	7.15 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure APRIL 7, 2006

Contact name	ROBERT ROSSELOT
Telephone number	954-847-2285
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Henderson Global Investors Ltd
TIDM	
Headline	Rule 8.3- Boots Group
Released	10:17 10-Apr-06
Number	2687B

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Henderson Global Investors Ltd**
Company dealt in	**Boots Group**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP 0.37179482**
Date of dealing	**06/04/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	4,935,009	1.0160		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	4,935,009	1.0160		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	6,536	7.1115

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	10/04/06
Contact name	Nicola Miller

Telephone number	020 7818 6750
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS

(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name,e.g. call option	**Written or purchased**	**Number of securities to which the option or derivative relates**	**Exercise price** (Note 2)	**Type, e.g. American, European etc.**	**Expiry date**

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	10:48 10-Apr-06
Number	2721B

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**07 April 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
69641	7.1421 GBP	7.09 GBP

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
143537	7.1152 GBP	7.0794 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	Short	1750	7.1297 GBP
CFD	Short	13170	7.1297 GBP
CFD	Short	21500	7.1297 GBP
CFD	Short	4080	7.1297 GBP
CFD	Short	3000	7.1297 GBP
CFD	Short	6308	7.1297 GBP
CFD	Short	192	7.1297 GBP
CFD	Short	620	7.1403 GBP
CFD	Short	479	7.1403 GBP
CFD	Short	253	7.1403 GBP
CFD	Long	622	7.1403 GBP
CFD	Short	125400	7.0794 GBP

CFD	Long	100	7.1421 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	10 April 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3- (Alliance Unichem)
Released	11:08 10-Apr-06
Number	2755B

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management LP**
Company dealt in	**Alliance Unichem Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary shares**
Date of dealing	**07 April 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number
(1) Relevant securities	6,401,755	(1.77%)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	6,401,755	(1.77%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. **DEALINGS** (Note 4)

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	96,235	9.0577 GBP

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) **Other dealings (including new securities)** (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

NONE

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**10 April 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**Boots Group Plc**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

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Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Boots Group PLC
Released	11:30 10-Apr-06
Number	2789B

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**AVIVA PLC AND ITS SUBSIDIARIES**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP0.3717948**
Date of dealing	**7 APRIL 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	7,141,528	1.470%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	7,141,528	1.470%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	2,210	GBP7.085000
SALE	1,640	GBP7.090000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	10 APRIL 2006
Contact name	NEIL WHITTAKER
Telephone number	

01603 684420

If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	11:52 10-Apr-06
Number	2835B

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	7 April 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
9,059	7.1650	7.0850

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
20,971	7.1650	7.0850

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Long	2,832	7.1056
CFD	Short	330	7.1041
CFD	Short	3,416	7.1041
CFD	Short	177	7.1041
CFD	short	1,839	7.1041

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product	**Writing,**	**Number of**	**ExerciseType, e.g.**	**Expiry**	**Option**

name,e.g. call option	selling, purchasing, varying etc.	securities to which the option relates (Note 5)	price (GBP)	American, European etc.	date	money paid/received per unit (Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	10 April 2006
Contact name	Jenny Lundquist
Telephone number	020 7883 4332
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:56 10-Apr-06
Number	2856B

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	07 APRIL 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
303,931	7.14 GBP	7.06 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
365,208	7.16 GBP	7.075 GBP

(6) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	64,200	7.0794 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	**10 APRIL 2006**
Contact name	**JOSEPH EVANS**
Telephone number	**020 7567 8286**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:57 10-Apr-06
Number	2859B

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	10 April 2006
Date of dealing	07 April 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

07 April 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Body Shop International PLC - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	07/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
3,150	GBP 15.50	GBP 15.50
Total number of securities sold	**Highest price received**	**Lowest price received**
3,150	GBP 15.50	GBP 15.50

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name	Writing, selling,	Number of securities under	Exercise price	Type, e.g. American,	Type, e.g. American,	Option money

eg call option	purchasing, varying etc.	option		European etc	European etc	paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	10/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Body Shop International PLC
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	07/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
290	GBP 2.97	GBP 2.97

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	10/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565

Name of offeree/offeror with whom connected — Body Shop International PLC
Nature of connection # — Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	07/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
355,837	GBP 9.06	GBP 9.02
Total number of securities sold	**Highest price received**	**Lowest price received**
375,950	GBP 9.09	GBP 9.02

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	10/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	07/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
408,908	GBP 7.15	GBP 7.08
Total number of securities sold	**Highest price received**	**Lowest price received**
398,908	GBP 7.15	GBP 7.10

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	10/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3- Boots Group Plc
Released	11:03 11-Apr-06
Number	3513B

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Legal & General Investment Management Ltd.*
Company dealt in	Boots Group
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares GBP 0.37179482
Date of dealing	10 April 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,899,753	3.68%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	17,899,753	3.68%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,382	GBP 7.045

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**11 April 2006**
Contact name	**Helen Lewis**

Telephone number 0207 528 6742

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Boots Group plc
Released	11:08 11-Apr-06
Number	3519B

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**AVIVA PLC AND ITS SUBSIDIARIES**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP0.3717948**
Date of dealing	**10 APRIL 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	7,141,268	1.470%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	7,141,268	1.470%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	260	GBP7.020000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	11 APRIL 2006
Contact name	DIANE THIRKETTLE
Telephone number	01603 687803

If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	11:55 11-Apr-06
Number	3595B

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	10 April 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
42,345	7.0500	7.0200

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
42,883	7.0600	7.0250

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Short	264	7.0354
CFD	Short	3,259	7.0354
CFD	Long	3,695	7.0483
CFD	Short	142	7.0354
CFD	Short	1,755	7.0354

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product Writing, Number of ExerciseType, e.g. Expiry Option

name,e.g. call option	selling, purchasing, varying etc.	securities to which the option relates (Note 5)	price (GBP)	American, European etc.	date	money paid/received per unit (Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

None

....

Date of disclosure	11 April 2006
Contact name	Jenny Lundquist
Telephone number	020 7883 4332
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:58 11-Apr-06
Number	3599B

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**10 April 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
49159	7.0521 GBP	7.0336 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note
500	7.1174 GBP	7.1174 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Short	650	7.0411 GBP
CFD	Short	5601	7.0411 GBP
CFD	Short	17250	7.0411 GBP
CFD	Short	1100	7.0411 GBP
CFD	Short	15899	7.0411 GBP
CFD	Short	3000	7.0411 GBP
CFD	Short	2558	7.0411 GBP
CFD	Short	3942	7.0411 GBP
CFD	Long	622	7.0082 GBP
CFD	Short	1188	7.0082 GBP
CFD	Long	200	7.0521 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	11 April 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:03 11-Apr-06
Number	3618B

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**ORDINARY SHARES 25P**
Date of dealing	**10 APRIL 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
240,175	**7.085 GBP**	**7.005 GBP**

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
244,150	**7.1057 GBP**	**7.005 GBP**

(6) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
FUTURE	**SHORT**	**287,000**	**6.85 GBP**
FUTURE	**SHORT**	**273,000**	**6.84 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	11 APRIL 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	12:20 11-Apr-06
Number	3668B

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	11 April 2006
Date of dealing	10 April 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

10 April 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Body Shop International PLC - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	10/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
96,688	GBP 15.53	GBP 15.50
Total number of securities sold	**Highest price received**	**Lowest price received**
96,378	GBP 15.53	GBP 15.50

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
LONG CFDSHORT			5,000GBP 15.49

(c) Options transactions in respect of existing securities

Product name	Writing, selling,	Number of securities under	Exercise price	Type, e.g. American,	Type, e.g. American,	Option money

eg call option	purchasing, varying etc.	option		European etc	European etc	paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	11/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Body Shop International PLC
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	10/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
2,410	GBP 2.97	GBP 2.97

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	11/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Body Shop International PLC

Nature of connection # Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	10/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
80,000	GBP 8.98	GBP 8.97
Total number of securities sold	**Highest price received**	**Lowest price received**
80,000	GBP 8.99	GBP 8.97

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	11/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	10/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
429,449	GBP 7.05	GBP 7.01
Total number of securities sold	Highest price received	Lowest price received
385,264	GBP 7.05	GBP 7.01

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	11/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Free annual report

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	12:47 11-Apr-06
Number	3679B

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary 37.17948p**
Date of dealing	**10/04/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	24,540,784	5.052%		
(2) Derivatives (other than options)			23,113	0.006%
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,300	704p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Written call option	Short	5,468	2.88191p

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure 11/04/06

Contact name	Albion Onojobi
Telephone number	0207 658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Call option	Written	22,887 Ordinary shares	777.9p	European	08/05/06
Call option	Written	758 Ordinary shares	768.8p	European	08/05/06
Call option	Written	5,468 Ordinary shares	777.24p	European	08/05/06

Notes

1. *Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.*

2. *For all prices and other monetary amounts, the currency must be stated.*

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	14:23 11-Apr-06
Number	3751B

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	10/04/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long		Short	
	Number	%	Number	%
(1) Relevant Securities	12058877	2.48270		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	12058877	2.48270	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long		Short	
	Number	%	Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	7589	7.05
SELL	3631	7.06
SELL	1090	7.05

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	11/04/2006
Contact Name	Cameron Grant
Telephone Number	020 7698 6223
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Boots Group PLC
Released	10:40 12-Apr-06
Number	4223B

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**AVIVA PLC AND ITS SUBSIDIARIES**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP0.3717948**
Date of dealing	**11 APRIL 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	6,971,068	1.435%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	6,971,068	1.435%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	170,000	GBP7.000000
SALE	200	GBP7.010000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	12 APRIL 2006
Contact name	NEIL WHITTAKER

Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	10:53 12-Apr-06
Number	4237B

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	11 April 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
8,003	7.0300	6.9900

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
33,804	7.0350	6.9900

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Long	1,235	7.035
CFD	Short	408	6.9973
CFD	Short	219	6.9973

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price (GBP)	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	12 April 2006
Contact name	Jenny Lundquist
Telephone number	020 7883 4332
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:22 12-Apr-06
Number	4286B

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	11 April 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
55465	7.1127 GBP	7.0126 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
27087	7.015 GBP	7.0123 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Short	26400	7.1127 GBP
CFD	Short	1188	7.0268 GBP
CFD	Short	405	7.0236 GBP
CFD	Long	1195	7.0268 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing,	Number of securities to which the option	Exercise price	Type, e.g. American,	Expiry date	Opti paid

	varying etc.	relates (Note 5)		European etc.		per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	12 April 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:53 12-Apr-06
Number	4374B

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**ORDINARY SHARES 25P**
Date of dealing	**11 APRIL 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
279,870	**7.035 GBP**	**6.99 GBP**

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
297,276	**7.035 GBP**	**6.99 GBP**

(6) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	**12 APRIL 2006**
Contact name	**JOSEPH EVANS**
Telephone number	**020 7567 8286**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Newton Investment Management Ltd
TIDM	
Headline	Rule 8.3- (Boots)
Released	11:56 12-Apr-06
Number	4378B

RNS Number:4378B
Newton Investment Management Ltd
12 April 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Newton Investment Management Limited & its subsidiaries
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 0.37179482
Date of dealing	11 April 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	6,129,555	1.26		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	6,129,555	1.26		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	849,660	7.030103

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 12 April 2006

Contact name Barry Smalls
Telephone number 0207 163 2251
If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	12:05 12-Apr-06
Number	4391B

FORM 38.5 (SUMMARY)
Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.
CONNECTED EXEMPT PRINCIPLE TRADER:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	12 April 2006
Date of dealing	11 April 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

11 April 2006

Alliance UniChem Plc - Common
BOC Group plc - Common
Body Shop International PLC - Common
Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	11/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
3,957	GBP 15.53	GBP 15.52
Total number of securities sold	**Highest price received**	**Lowest price received**
3,957	GBP 15.53	GBP 15.52

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name	Writing, selling,	Number of securities under	Exercise price	Type, e.g. American,	Type, e.g. American,	Option money

eg call option	purchasing, varying etc.	option		European etc	European etc	paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	12/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Body Shop International PLC
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	11/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
41,660	GBP 2.98	GBP 2.97
Total number of securities sold	**Highest price received**	**Lowest price received**
239,400	GBP 2.97	GBP 2.97

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	12/04/2006

Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Body Shop International PLC
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	11/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
70,820	GBP 8.92	GBP 6.01
Total number of securities sold	**Highest price received**	**Lowest price received**
43,219	GBP 8.88	GBP 8.85

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	12/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	11/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
60,289	GBP 7.08	GBP 6.99
Total number of securities sold	**Highest price received**	**Lowest price received**
16,690	GBP 7.03	GBP 6.99

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	12/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	14:12 12-Apr-06
Number	4503B

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	11/04/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long		Short	
	Number	%	Number	%
(1) Relevant Securities	12060994	2.48313		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	12060994	2.48313	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long		Short	
	Number	%	Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	2117	6.99

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	12/04/2006
Contact Name	Cameron Grant
Telephone Number	020 7698 6223
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	07:00 13-Apr-06
Number	4825B

RNS Number:4825B
Franklin Resources Inc
12 April 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	APRIL 11, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	37,829,071	7.79%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	37,829,071	7.79%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	399,998	7.01 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure APRIL 12, 2006

Contact name	LORI A. WEBER
Telephone number	954-847-2283
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	10:47 13-Apr-06
Number	4980B

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	12 April 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
168,070	6.9250	6.9050

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
161,260	6.9650	6.8850

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Long	10,144	6.9116

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price (GBP)	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	13 April 2006
Contact name	Jenny Lundquist
Telephone number	020 7883 4332
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Boots Group plc
Released	11:20 13-Apr-06
Number	5041B

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**AVIVA PLC AND ITS SUBSIDIARIES**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP0.3717948**
Date of dealing	**12 APRIL 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	6,551,068	1.349%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	6,551,068	1.349%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	420,000	GBP6.924400

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	13 APRIL 2006
Contact name	NEIL WHITTAKER
Telephone number	01603 684420

If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:46 13-Apr-06
Number	5086B

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	13 April 2006
Date of dealing	12 April 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

12 April 2006

Alliance UniChem Plc - Common
BOC Group plc - Common
Body Shop International PLC - Common
Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	12/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
30,960	GBP 15.54	GBP 15.52
Total number of securities sold	**Highest price received**	**Lowest price received**
30,960	GBP 15.53	GBP 15.53

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name	Writing, selling,	Number of securities under	Exercise price	Type, e.g. American,	Type, e.g. American,	Option money

eg call option	purchasing, varying etc.	option		European etc	European etc	paid/received per unit

(ii) Exercising

Product name	Number of securities under	Exercise price
eg call option	option	

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	13/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Body Shop International PLC
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	12/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
158,975	GBP 2.97	GBP 2.97
Total number of securities sold	**Highest price received**	**Lowest price received**
85,535	GBP 2.97	GBP 2.97

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name	Writing, selling,	Number of securities under	Exercise price	Type, e.g. American,	Type, e.g. American,	Option money
eg call option	purchasing, varying etc.	option		European etc	European etc	paid/received per unit

(ii) Exercising

Product name	Number of securities under	Exercise price
eg call option	option	

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	13/04/2006

Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Body Shop International PLC
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	12/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
69,627	GBP 8.76	GBP 8.76

Total number of securities sold	Highest price received	Lowest price received
77,002	GBP 8.76	GBP 8.75

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	13/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	12/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
60,905	GBP 6.94	GBP 6.91
Total number of securities sold	**Highest price received**	**Lowest price received**
93,479	GBP 6.92	GBP 6.91

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	13/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3- Alliance Unichem
Released	11:54 13-Apr-06
Number	5093B

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management LP**
Company dealt in	**Alliance Unichem Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary shares**
Date of dealing	**12 April 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities	**6,314,988**	**(1.75%)**	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	**6,314,988**	**(1.75%)**	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. **DEALINGS** (Note 4)

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	86,767	8.7304 GBP

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) **Other dealings (including new securities)** (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

NONE

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**13 April 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**Boots Group Plc**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:59 13-Apr-06
Number	5112B

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS (Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**ORDINARY SHARES 25P**
Date of dealing	**12 APRIL 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
114,851	**6.975 GBP**	**6.89 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note 3)
105,567	**6.965 GBP**	**6.895 GBP**

(6) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3)

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	13 APRIL 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Free annual report

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	12:22 13-Apr-06
Number	5154B

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary 37.17948p**
Date of dealing	**12/04/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	24,544,383	5.053%		
(2) Derivatives (other than options)			23,113	0.006%
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	3,599	692.5p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure 13/04/06

Contact name	Albion Onojobi
Telephone number	0207 658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Call option	Written	22,887 Ordinary shares	777.9p	European	08/05/06
Call option	Written	758 Ordinary shares	768.8p	European	08/05/06
Call option	Written	5,468 Ordinary shares	777.24p	European	08/05/06

Notes

1. *Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.*

2. *For all prices and other monetary amounts, the currency must be stated.*

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	12:46 13-Apr-06
Number	5207B

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS (Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**12 April 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
87645	**6.9265 GBP**	**6.905 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
39746	**6.919 GBP**	**6.919 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Short**	**16670**	**6.9231 GBP**
CFD	**Short**	**1750**	**6.9231 GBP**
CFD	**Short**	**21500**	**6.9231 GBP**
CFD	**Short**	**580**	**6.9231 GBP**
CFD	**Short**	**856**	**6.9231 GBP**
CFD	**Short**	**2144**	**6.9231 GBP**
CFD	**Short**	**6500**	**6.9231 GBP**
CFD	**Long**	**1195**	**6.9183 GBP**
CFD	**Long**	**9**	**6.9183 GBP**
CFD	**Long**	**9**	**6.9217 GBP**
CFD	**Short**	**6**	**6.9183 GBP**
CFD	**Short**	**1000**	**6.9236 GBP**

CFD	Long	100	6.9171 GBP

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	13 April 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group Plc
Released	17:14 13-Apr-06
Number	5484B

RNS Number:5484B
Franklin Resources Inc
13 April 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Franklin Resources, Inc.
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	April 12, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	38,003,680	7.82%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	38,003,680	7.82%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	174,610	6.92 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	April 13, 2006
Contact name	Lori A. Weber
Telephone number	954-847-2283

If a connected EFM, name of
offeree/offeror with which connected N/A

If a connected EFM, state nature of connection
(Note 10) N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Boots Group plc
Released	10:45 18-Apr-06
Number	5791B

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.3717948
Date of dealing	13 APRIL 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	6,211,009	1.279%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	6,211,009	1.279%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	340,059	GBP6.924400

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	18 APRIL 2006
Contact name	DIANE THIRKETTLE
Telephone number	01603 687803

If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	10:58 18-Apr-06
Number	5804B

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	13 April 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
269598	6.925 GBP	6.9081 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note
0		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Short	650	6.9365 GBP
CFD	Short	2101	6.9365 GBP
CFD	Short	51750	6.9365 GBP
CFD	Short	59250	6.9365 GBP
CFD	Short	4600	6.9365 GBP
CFD	Short	4606	6.9365 GBP
CFD	Short	3149	6.9365 GBP
CFD	Short	19203	6.9365 GBP
CFD	Short	4394	6.9365 GBP
CFD	Short	297	6.9365 GBP
CFD	Short	6	6.9117 GBP
CFD	Short	2564	6.9041 GBP
CFD	Long	561	6.8983 GBP

CFD	Long	1692	6.9117 GBP
CFD	Long	28000	6.9223 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	18 April 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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distribution apply.

Regulatory Announcement

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Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3- Alliance Unichem
Released	11:00 18-Apr-06
Number	5806B

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management LP**
Company dealt in	**Alliance Unichem Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary shares**
Date of dealing	**13 April 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number
(1) Relevant securities	6,201,541	(1.71%)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	6,201,541	(1.71%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. **DEALINGS** (Note 4)

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	113,447	8.7258 GBP

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) **Other dealings (including new securities)** (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

NONE

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**18 April 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**Boots Group Plc**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	11:37 18-Apr-06
Number	5853B

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Schroders plc***
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary 37.17948p**
Date of dealing	**13/04/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	24,544,683	5.053%		
(2) Derivatives (other than options)			23,113	0.006%
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	300	696p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure	18/04/06
Contact name	Albion Onojobi

Telephone number	0207 658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Call option	Written	22,887 Ordinary shares	777.9p	European	08/05/06
Call option	Written	758 Ordinary shares	768.8p	European	08/05/06
Call option	Written	5,468 Ordinary shares	777.24p	European	08/05/06

Notes

1. *Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.*

2. *For all prices and other monetary amounts, the currency must be stated.*

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:56 18-Apr-06
Number	5895B

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	18 April 2006
Date of dealing	13 April 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

Alliance UniChem plc
BOC Group plc
Boots Group plc
Body Shop International plc

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	13/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
28,836	GBP 15.55	GBP 15.53
Total number of securities sold	**Highest price received**	**Lowest price received**
27,486	GBP 15.55	GBP 15.54

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	18/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Body Shop International PLC
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	13/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
135,000	GBP 2.97	GBP 2.97
Total number of securities sold	**Highest price received**	**Lowest price received**
210,250	GBP 2.97	GBP 2.97

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	18/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Body Shop International PLC

Nature of connection # Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	13/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
7,889	GBP 8.74	GBP 8.69
Total number of securities sold	**Highest price received**	**Lowest price received**
9,519	GBP 9.02	GBP 8.74

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	18/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	13/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
176,925	GBP 6.97	GBP 6.89
Total number of securities sold	**Highest price received**	**Lowest price received**
146,875	GBP 6.96	GBP 6.89

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	18/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	11:58 18-Apr-06
Number	5898B

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	13 April 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
37,016	6.9200	6.8900

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
33,259	6.91500	6.8900

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Short	10,672	6.8998

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price (GBP)	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3) (GBP)
Put	Writing	950	6.840	American	15/09/06	1.8

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	18 April 2006
Contact name	Dan Smith
Telephone number	020 7883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Regulatory Announcement

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:15 18-Apr-06
Number	5926B

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**ORDINARY SHARES 25P**
Date of dealing	**13 APRIL 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
97,135	**6.965 GBP**	**6.885 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note 3)
82,847	**6.955 GBP**	**6.895 GBP**

(6) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3)

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	**18 APRIL 2006**
Contact name	**JOSEPH EVANS**
Telephone number	**020 7567 8286**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	Henderson Global Investors Ltd
TIDM	
Headline	Rule 8.3- Boots Group
Released	12:51 18-Apr-06
Number	5972B

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Henderson Global Investors Ltd**
Company dealt in	**Boots Group**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP 0.37179482**
Date of dealing	**13/04/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	4,931,984	1.0154		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	4,931,984	1.0154		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	3,025	6.925GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	18/04/06
Contact name	Jane Roake
Telephone number	020 7818 4449

If a connected EFM, name of offeree/offeror with which connected N/A

If a connected EFM, state nature of connection (Note 10) N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS

(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name,e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	14:57 18-Apr-06
Number	6085B

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	13/04/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

Variance of 2 due to Transfer Receive

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	12060996	2.48313		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	12060996	2.48313	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	18/04/2006
Contact Name	Cameron Grant
Telephone Number	020 7698 6223
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the

Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:27 19-Apr-06
Number	6561B

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	18 APRIL 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
83,882	6.905 GBP	6.845 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
97,791	6.895 GBP	6.845 GBP

(6) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	**19 APRIL 2006**
Contact name	**JOSEPH EVANS**
Telephone number	**020 7567 8286**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Boots Group PLC
Released	11:27 19-Apr-06
Number	6558B

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**AVIVA PLC AND ITS SUBSIDIARIES**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP0.3717948**
Date of dealing	**18 APRIL 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	6,200,519	1.277%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	6,200,519	1.277%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	12,500	GBP6.900000
PURCHASE	2,010	GBP6.857500

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	19 APRIL 2006
Contact name	NEIL WHITTAKER
Telephone number	01603 684420

If a connected EFM, name of offeree/offeror with which connected N/A

If a connected EFM, state nature of connection (Note 10) N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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97

Regulatory Announcement

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Free annual report

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	11:30 19-Apr-06
Number	6568B

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Schroders plc***
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary 37.17948p**
Date of dealing	**18/04/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	24,466,213	5.037%		
(2) Derivatives (other than options)			23,113	0.006%
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	78,470	688p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure	19/04/06
Contact name	Albion Onojobi

Telephone number	0207 658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Call option	Written	22,887 Ordinary shares	777.9p	European	08/05/06
Call option	Written	758 Ordinary shares	768.8p	European	08/05/06
Call option	Written	5,468 Ordinary shares	777.24p	European	08/05/06

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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98

Regulatory Announcement

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:36 19-Apr-06
Number	6582B

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**18 April 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
356344	**6.8894 GBP**	**6.8436 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
367147	**6.8651 GBP**	**6.8436 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Short**	**4670**	**6.8597 GBP**
CFD	**Short**	**650**	**6.8597 GBP**
CFD	**Short**	**9130**	**6.8597 GBP**
CFD	**Short**	**16601**	**6.8597 GBP**
CFD	**Short**	**750**	**6.8597 GBP**
CFD	**Short**	**2400**	**6.8597 GBP**
CFD	**Short**	**599**	**6.8597 GBP**
CFD	**Short**	**5200**	**6.8597 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	19 April 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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99

Regulatory Announcement

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:53 19-Apr-06
Number	6644B

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	19 April 2006
Date of dealing	18 April 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

18 April 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Body Shop International PLC - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	18/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
195	GBP 15.55	GBP 15.55
Total number of securities sold	**Highest price received**	**Lowest price received**
10,330	GBP 15.55	GBP 15.55

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**

(c) Options transactions in respect of existing securities

Product name eg call option	**Writing, selling, purchasing,**	**Number of securities under option**	**Exercise price**	**Type, e.g. American, European etc**	**Type, e.g. American, European etc**	**Option money paid/received**

	varying etc.					per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	19/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Body Shop International PLC
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	18/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
129,910	GBP 2.98	GBP 2.97
Total number of securities sold	**Highest price received**	**Lowest price received**
148,604	GBP 2.97	GBP 2.97

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	19/04/2006
Contact name	Alasdair Coutts-Britton

Telephone number +44 20 7996 3565
Name of offeree/offeror with whom connected Body Shop International PLC
Nature of connection # Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	18/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
5,285	GBP 8.79	GBP 8.65

Total number of securities sold	Highest price received	Lowest price received
3,612	GBP 8.77	GBP 8.66

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	19/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	18/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
65,984	GBP 6.89	GBP 6.84
Total number of securities sold	**Highest price received**	**Lowest price received**
20,397	GBP 6.93	GBP 6.86

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	19/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Regulatory Announcement

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Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3- (Alliance Unichem)
Released	12:02 19-Apr-06
Number	6652B

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management LP**
Company dealt in	**Alliance Unichem Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary shares**
Date of dealing	**18 April 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number
(1) Relevant securities	6,088,093	(1.68%)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	6,088,093	(1.68%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. **DEALINGS** (Note 4)

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	113,448	8.6687 GBP

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) **Other dealings (including new securities)** (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

NONE

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**19 April 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**Boots Group Plc**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:02 19-Apr-06
Number	6653B

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS (Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	18 April 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
14,061	6.8700	6.8400

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
14,858	6.8700	6.8471

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price (GBP)	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	19 April 2006
Contact name	Dan Smith
Telephone number	020 7883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Regulatory Announcement

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Company	DresKleinWass. Grp Ld
TIDM	97HF
Headline	Rule 8.3 - Boots Group Plc
Released	12:03 19-Apr-06
Number	PRNUK-1904

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	ALLIANZ GLOBAL INVESTORSGLOBAL EQUITYBUSINESS UNIT
Company dealt in	BOOTS GROUP plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	18th April 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	5,118,010 (1.05)	
ORDINARY SHARES		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		577,000 (0.12)
TOTAL	5,118,010 (1.05)	577,000 (0.12)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Buy	10,000	GBP 6.88

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	19th April 2006
Contact name	ANDREW STEVENS / JAMES WALL
Telephone number	020 7475 5472 / 020 7 475 2194
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	13:35 19-Apr-06
Number	6739B

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	18/04/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

Variance of 1 due to Transfer Deliver

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	12027909	2.47632		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	12027909	2.47632	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	6152	6.90
SELL	35658	6.85
SELL	3580	6.86

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	19/04/2006
Contact Name	Cameron Grant
Telephone Number	020 7698 6223
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	11:09 20-Apr-06
Number	7309B

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary 37.17948p**
Date of dealing	**19/04/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	24,465,913	5.037%		
(2) Derivatives (other than options)			23,113	0.006%
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	300	686.5p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure	20/04/06
Contact name	Albion Onojobi

Telephone number	0207 658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Call option	Written	22,887 Ordinary shares	777.9p	European	08/05/06
Call option	Written	758 Ordinary shares	768.8p	European	08/05/06
Call option	Written	5,468 Ordinary shares	777.24p	European	08/05/06

Notes

1. *Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.*

2. *For all prices and other monetary amounts, the currency must be stated.*

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	11:24 20-Apr-06
Number	7318B

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	19 April 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
77,226	6.8800	6.8450

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
63,343	6.8721	6.8600

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price (GBP)	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	20 April 2006
Contact name	Dan Smith
Telephone number	020 7883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:35 20-Apr-06
Number	7334B

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**19 April 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
3566	**6.875 GBP**	**6.3535 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
31067	**6.8718 GBP**	**6.8129 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Long**	**14500**	**6.8755 GBP**
CFD	**Short**	**95125**	**6.8516 GBP**
CFD	**Long**	**13024**	**6.8717 GBP**
CFD	**Long**	**100**	**6.8721 GBP**
CFD	**Long**	**40000**	**6.8587 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing,**	**Number of securities to which the option**	**Exercise price**	**Type, e.g. American,**	**Expiry date**	**Opti paid**

	varying etc.	relates (Note 5)		European etc.		per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	20 April 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Regulatory Announcement

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:45 20-Apr-06
Number	7345B

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	20 April 2006
Date of dealing	19 April 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

19 April 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Body Shop International PLC - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	19/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
24,695	GBP 15.60	GBP 15.54
Total number of securities sold	**Highest price received**	**Lowest price received**
24,695	GBP 15.60	GBP 15.54

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing,	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received

	varying etc.					per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	20/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Body Shop International PLC
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	19/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
106,225	GBP 2.99	GBP 2.97
Total number of securities sold	**Highest price received**	**Lowest price received**
105,771	GBP 2.97	GBP 2.97

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	20/04/2006
Contact name	Alasdair Coutts-Britton

Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Body Shop International PLC
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	19/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
24,432	GBP 8.69	GBP 8.67
Total number of securities sold	**Highest price received**	**Lowest price received**
28,730	GBP 8.69	GBP 8.60

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**

(c) Options transactions in respect of existing securities

Product name eg call option	**Writing, selling, purchasing, varying etc.**	**Number of securities under option**	**Exercise price**	**Type, e.g. American, European etc**	**Type, e.g. American, European etc**	**Option money paid/received per unit**

(ii) Exercising

Product name eg call option	**Number of securities under option**	**Exercise price**

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	20/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	19/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
917,914	GBP 6.91	GBP 6.84
Total number of securities sold	**Highest price received**	**Lowest price received**
593,632	GBP 6.89	GBP 6.85

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	20/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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108

Regulatory Announcement

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Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3- (Alliance Unichem)
Released	11:49 20-Apr-06
Number	7349B

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management LP**
Company dealt in	**Alliance Unichem Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary shares**
Date of dealing	**19 April 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities	**5,974,646**	**(1.65%)**	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	**5,974,646**	**(1.65%)**	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	113,447	8.6494 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

NONE

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**20 April 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**Boots Group Plc**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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109

Regulatory Announcement

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	13:14 20-Apr-06
Number	7418B

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**ORDINARY SHARES 25P**
Date of dealing	**19 APRIL 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
128,241	**6.920 GBP**	**6.835 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note 3)
64,480	**6.900 GBP**	**6.845 GBP**

(6) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3)

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	**20 APRIL 2006**
Contact name	**ROBIN RAGNUTH**
Telephone number	**020 7567 8289**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Regulatory Announcement

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	14:09 20-Apr-06
Number	7494B

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	19/04/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	11723340	2.41362		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	11723340	2.41362	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	3141	6.88
SELL	3141	6.88
SELL	7159	6.87
SELL	25452	6.85
SELL	271958	6.85

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	20/04/2006
Contact Name	Cameron Grant
Telephone Number	020 7698 6223
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of	N/A

Connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	17:59 20-Apr-06
Number	7770B

RNS Number:7770B
Franklin Resources Inc
20 April 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Franklin Resources, Inc.
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	April 19, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	38,004,830	7.82%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	38,004,830	7.82%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase	1,150	6.868 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	April 20,2006
Contact name	Lori A. Weber
Telephone number	954-847-2283
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

The company news service from the London Stock Exchange

END

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112

Regulatory Announcement

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	10:58 21-Apr-06
Number	7965B

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**20 April 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
191254	6.8759 GBP	6.8571 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note
350911	6.9131 GBP	6.8331 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Long	203	6.8633 GBP
CFD	Long	299	6.8717 GBP
CFD	Long	18000	6.8713 GBP
CFD	Long	100	6.8571 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European	Expiry date	Opti paid per

				etc.		

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	21 April 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Regulatory Announcement

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Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Boots Group PLC
Released	11:28 21-Apr-06
Number	7986B

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**AVIVA PLC AND ITS SUBSIDIARIES**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP0.3717948**
Date of dealing	**20 APRIL 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	6,188,019	1.274%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	6,188,019	1.274%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	12,500	GBP6.900000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	21 APRIL 2006
Contact name	NEIL WHITTAKER
Telephone number	01603 684420

If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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114 .

Regulatory Announcement

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:38 21-Apr-06
Number	8002B

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**ORDINARY SHARES 25P**
Date of dealing	**20 APRIL 2006**

2. DEALINGS (Note 2)
(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
203,404	**6.900 GBP**	**6.800 GBP**

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
210,270	**6.890 GBP**	**6.785 GBP**

(6) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	**21 APRIL 2006**
Contact name	**ROBIN RAGNUTH**
Telephone number	**020 7567 8289**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:50 21-Apr-06
Number	8037B

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	21 April 2006
Date of dealing	20 April 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

20 April 2006

Alliance UniChem Plc - Common
BOC Group plc - Common
Body Shop International PLC - Common
Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	20/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
453,601	GBP 15.56	GBP 15.55
Total number of securities sold	**Highest price received**	**Lowest price received**
453,597	GBP 15.56	GBP 15.56

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing,	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received

varying etc. per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	21/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Body Shop International PLC
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	20/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
33,540	GBP 2.98	GBP 2.97
Total number of securities sold	**Highest price received**	**Lowest price received**
32,940	GBP 2.97	GBP 2.97

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	21/04/2006
Contact name	Alasdair Coutts-Britton

Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Body Shop International PLC
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	20/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
3,116	GBP 8.53	GBP 8.47
Total number of securities sold	**Highest price received**	**Lowest price received**
3,116	GBP 8.62	GBP 8.62

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	21/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	20/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
1,358,938	GBP 6.89	GBP 6.78
Total number of securities sold	**Highest price received**	**Lowest price received**
1,254,559	GBP 6.88	GBP 6.80

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	21/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	11:59 21-Apr-06
Number	8050B

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	20 April 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
181,849	6.8950	6.8100

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
36,086	6.8950	6.8400

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price (GBP)	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	21 April 2006
Contact name	Dan Smith
Telephone number	020 7883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Newton Investment Management Ltd
TIDM	
Headline	Rule 8.3-Boots Group Plc
Released	12:19 21-Apr-06
Number	8077B

RNS Number:8077B
Newton Investment Management Ltd
21 April 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Newton Investment Management Limited & its subsidiaries
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 0.37179482
Date of dealing	19 April 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	6,122,428	1.26		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	6,122,428	1.26		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	7,127	6.85

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	21 April 2006
Contact name	Barry Smalls
Telephone number	0207 163 2251
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	14:39 21-Apr-06
Number	8231B

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	20/04/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	11685423	2.40581		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	11685423	2.40581	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	2698	6.87
BUY	5525	6.88
SELL	5525	6.88
SELL	40615	6.85

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	21/04/2006
Contact Name	Cameron Grant
Telephone Number	020 7698 6223
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	10:35 24-Apr-06
Number	8625B

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**21 April 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
12419	**6.9551 GBP**	**6.9439 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
15	**6.9564 GBP**	**6.9564 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Long**	**1392**	**6.9454 GBP**
CFD	**Long**	**7200**	**6.9471 GBP**
CFD	**Long**	**809**	**6.9481 GBP**
CFD	**Long**	**200**	**6.9521 GBP**
CFD	**Long**	**2803**	**6.9551 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing,**	**Number of securities to which the option**	**Exercise price**	**Type, e.g. American,**	**Expiry date**	**Opti paid**

	varying etc.	relates (Note 5)		European etc.		per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	24 April 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

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Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3- Alliance Unichem
Released	10:45 24-Apr-06
Number	8638B

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management LP**
Company dealt in	**Alliance Unichem Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary shares**
Date of dealing	**21 April 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number
(1) Relevant securities	**5,898,872**	**(1.63%)**	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	**5,898,872**	**(1.63%)**	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. **DEALINGS** (Note 4)

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	75,774	8.7151 GBP

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) **Other dealings (including new securities)** (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

NONE

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**24 April 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**Boots Group Plc**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Newton Investment Management Ltd
TIDM	
Headline	Rule 8.3- (Boots Group Plc)
Released	11:33 24-Apr-06
Number	8709B

RNS Number:8709B
Newton Investment Management Ltd
24 April 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Newton Investment Management Limited & its subsidiaries
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 0.37179482
Date of dealing	21 April 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	7,123,501	1.47		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	7,123,501	1.47		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Puirchase	1,001,073	6.89

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	24 April 2006
Contact name	Barry Smalls
Telephone number	0207 163 2251
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:40 24-Apr-06
Number	8716B

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	24 April 2006
Date of dealing	21 April 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

21 April 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Body Shop International PLC - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	21/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
2,306,705	GBP 15.57	GBP 15.55

Total number of securities sold	Highest price received	Lowest price received
2,310,221	GBP 15.57	GBP 15.55

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name	Writing, selling,	Number of securities under	Exercise price	Type, e.g. American,	Type, e.g. American,	Option money

eg call option	purchasing, varying etc.	option		European etc	European etc	paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	24/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Body Shop International PLC
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	21/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
2,742	GBP 2.98	GBP 2.98

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	24/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565

Name of offeree/offeror with whom connected Body Shop International PLC
Nature of connection # Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader Merrill Lynch International
Company dealt in Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate Common
Date of dealing 21/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
68,500	GBP 8.74	GBP 8.66
Total number of securities sold	**Highest price received**	**Lowest price received**
47,777	GBP 8.74	GBP 8.67

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
SHORT CFDSHORT			2,200GBP 8.67

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure 24/04/2006
Contact name Alasdair Coutts-Britton
Telephone number +44 20 7996 3565
Name of offeree/offeror with whom connected Alliance UniChem Plc
Nature of connection # Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader Merrill Lynch International
Company dealt in Boots Group Plc
Class of relevant security to which the dealings being disclosed relate Common
Date of dealing 21/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
793,725	GBP 6.98	GBP 6.90
Total number of securities sold	**Highest price received**	**Lowest price received**
1,390,982	GBP 6.97	GBP 6.90

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	24/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Regulatory Announcement

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Free annual report

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	11:43 24-Apr-06
Number	8724B

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary 37.17948p**
Date of dealing	**21/04/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	24,427,373	5.029%		
(2) Derivatives (other than options)			23,113	0.006%
(3) Options and agreements to purchase/sell				
Total				

which includes an in-specie transfer out of 43,246 shares.

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	4,706	695.5p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure 24/04/06

Contact name	Albion Onojobi
Telephone number	0207 658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	**Written or purchased**	**Number of securities to which the option or derivative relates**	**Exercise price** (Note 2)	**Type, e.g. American, European etc.**	**Expiry date**
Call option	Written	22,887 Ordinary shares	777.9p	European	08/05/06
Call option	Written	758 Ordinary shares	768.8p	European	08/05/06
Call option	Written	5,468 Ordinary shares	777.24p	European	08/05/06

Notes

1. *Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.*

2. *For all prices and other monetary amounts, the currency must be stated.*

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure-Amendment
Released	12:00 24-Apr-06
Number	8740B

This announcement amends the EPT disclosure which was released 20th April 2006 at 11:45 under RNS number 7345B. The number of Boots Group plc common shares sold have been amended. All other details remain unchanged.

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	24 April 2006
Date of dealing	19 April 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

19 April 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Body Shop International PLC - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	19/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
24,695	GBP 15.60	GBP 15.54

Total number of securities sold	Highest price received	Lowest price received
24,695	GBP 15.60	GBP 15.54

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name	Writing,	Number of	Exercise	Type, e.g.	Type, e.g.	Option money

	selling,	securities under	price	American,	American,	
eg call option	purchasing,	option		European etc	European etc	paid/received
	varying etc.					per unit

(ii) Exercising

Product name	Number of securities under	Exercise price
eg call option	option	

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	20/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Body Shop International PLC
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	19/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
106,225	GBP 2.99	GBP 2.97
Total number of securities sold	**Highest price received**	**Lowest price received**
105,771	GBP 2.97	GBP 2.97

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name	Number of securities under	Exercise price
eg call option	option	

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	20/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Body Shop International PLC
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	19/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
24,432	GBP 8.69	GBP 8.67
Total number of securities sold	**Highest price received**	**Lowest price received**
28,730	GBP 8.69	GBP 8.60

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	20/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common

Date of dealing 19/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
917,914	GBP 6.91	GBP 6.84
Total number of securities sold	**Highest price received**	**Lowest price received**
657,269	GBP 6.89	GBP 6.85

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	20/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:39 24-Apr-06
Number	8790B

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	21 April 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
127,376	6.9600	6.9200

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
18,435	6.9700	6.9200

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price (GBP)	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	24 April 2006
Contact name	Dan Smith
Telephone number	020 7883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	13:02 24-Apr-06
Number	8813B

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	21 APRIL 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
529,411	6.99 GBP	6.89 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
574,720	6.98 GBP	6.89 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
FUTURE	LONG	39,000	6.750 GBP
FUTURE	LONG	361,000	6.755 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	**24 APRIL 2006**
Contact name	**ROBIN RAGNUTH**
Telephone number	**020 7567 8289**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Regulatory Announcement

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	13:04 24-Apr-06
Number	8815B

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	21/04/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	11688226	2.40639		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	11688226	2.40639	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	2803	6.87

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	24/04/2006
Contact Name	Cameron Grant
Telephone Number	020 7698 6223
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:

The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Boots Group PLC
Released	13:19 24-Apr-06
Number	8832B

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**AVIVA PLC AND ITS SUBSIDIARIES**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP0.3717948**
Date of dealing	**21 APRIL 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	6,128,716	1.262%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	6,128,716	1.262%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	59,303	GBP6.928600

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	24 APRIL 2006
Contact name	NEIL WHITTAKER
Telephone number	01603 684420

If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	15:30 24-Apr-06
Number	8937B

RNS Number:8937B
Franklin Resources Inc
24 April 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	APRIL 21, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	38,000,593	7.82%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	38,000,593	7.82%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	4,237	6.927 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	APRIL 24, 2006
Contact name	LORI A. WEBER
Telephone number	954 847 2283
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:20 25-Apr-06
Number	9369B

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	25 April 2006
Date of dealing	24 April 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

24 April 2006

Alliance UniChem Plc - Common
BOC Group plc - Common
Body Shop International PLC - Common
Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	24/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
297,784	GBP 15.58	GBP 15.57
Total number of securities sold	**Highest price received**	**Lowest price received**
263,067	GBP 15.58	GBP 15.57

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**

(c) Options transactions in respect of existing securities

Product name eg call option	**Writing, selling, purchasing,**	**Number of securities under option**	**Exercise price**	**Type, e.g. American, European etc**	**Type, e.g. American, European etc**	**Option money paid/received**

varying etc. per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	25/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Body Shop International PLC
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	24/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
142,405	GBP 2.98	GBP 2.98
Total number of securities sold	**Highest price received**	**Lowest price received**
140,000	GBP 2.98	GBP 2.98

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	25/04/2006
Contact name	Alasdair Coutts-Britton

Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Body Shop International PLC
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	24/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
119,015	GBP 8.75	GBP 8.72
Total number of securities sold	**Highest price received**	**Lowest price received**
119,015	GBP 8.76	GBP 8.74

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	25/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	24/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
147,467	GBP 6.99	GBP 6.92
Total number of securities sold	**Highest price received**	**Lowest price received**
118,902	GBP 6.95	GBP 6.94

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	25/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Free annual report

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	11:39 25-Apr-06
Number	9429B

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary 37.17948p**
Date of dealing	**24/04/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	24,391,335	5.022%		
(2) Derivatives (other than options)			23,113	0.006%
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	32,208	694.252p
Sale	3,830	692.500p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure 25/04/06

Contact name	Albion Onojobi
Telephone number	0207 658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Call option	Written	22,887 Ordinary shares	777.9p	European	08/05/06
Call option	Written	758 Ordinary shares	768.8p	European	08/05/06
Call option	Written	5,468 Ordinary shares	777.24p	European	08/05/06

Notes

1. *Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.*

2. *For all prices and other monetary amounts, the currency must be stated.*

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:54 25-Apr-06
Number	9456B

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	24 APRIL 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
28,694	6.9600 GBP	6.9250 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
52,990	6.9935 GBP	6.9250 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	**25 APRIL 2006**
Contact name	**ROBIN RAGNUTH**
Telephone number	**020 7567 8289**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Regulatory Announcement

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:02 25-Apr-06
Number	9470B

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	24 April 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
9,713	6.9650	6.9350

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
11,315	6.9650	6.9400

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price (GBP)	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	25 April 2006
Contact name	Dan Smith
Telephone number	020 7883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	Mondrian Investment Partners Ltd
TIDM	
Headline	Rule 8.3- Boots Group Plc
Released	12:14 25-Apr-06
Number	9480B

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Mondrian Investment Partners Limited
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Boots Group Plc Ordinary Shares
Date of dealing	24 April 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	32,964,715	6.787%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	32,964,715	6.787%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	40,489	£6.9423

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	25 April 2006
Contact name	Clark Simpson
Telephone number	

0207 477 7010

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	12:22 25-Apr-06
Number	9491B

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	24 April 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
130509	6.9381 GBP	6.9292 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note
136732	6.945 GBP	6.9321 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Long	100	6.9379 GBP
CFD	Long	928	6.9336 GBP
CFD	Long	5225	6.9336 GBP
CFD	Long	30	6.9467 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European	Expiry date	Opti paid per

				etc.		

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	25 April 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Boots Group PLC
Released	13:40 25-Apr-06
Number	9574B

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**AVIVA PLC AND ITS SUBSIDIARIES**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP0.3717948**
Date of dealing	**24 APRIL 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	6,188,196	1.274%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	6,188,196	1.274%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	59,480	GBP6.940000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	25 APRIL 2006
Contact name	NEIL WHITTAKER
Telephone number	01603 684420

If a connected EFM, name of offeree/offeror with which connected N/A
If a connected EFM, state nature of connection (Note 10) N/A

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
END

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Regulatory Announcement

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	16:08 25-Apr-06
Number	9739B

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	24/04/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

Variance of 87,178 due to Transfer Deliver

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	11611068	2.39050		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	11611068	2.39050	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	10020	6.94

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	25/04/2006
Contact Name	Cameron Grant
Telephone Number	020 7698 6223
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:

The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Free annual report

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	11:30 26-Apr-06
Number	0160C

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 37.17948p
Date of dealing	25/04/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	24,399,745	5.023%		
(2) Derivatives (other than options)			23,113	0.006%
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	8,410	703p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure	26/04/06
Contact name	Albion Onojobi

Telephone number	0207 658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Call option	Written	22,887 Ordinary shares	777.9p	European	08/05/06
Call option	Written	758 Ordinary shares	768.8p	European	08/05/06
Call option	Written	5,468 Ordinary shares	777.24p	European	08/05/06

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:52 26-Apr-06
Number	0233C

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS (Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**ORDINARY SHARES 25P**
Date of dealing	**25 APRIL 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
119,655	**7.050 GBP**	**6.965 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note 3)
211,729	**7.055 GBP**	**6.960 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	**LONG**	**5,400**	**7.05 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3)

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	**26 APRIL 2006**
Contact name	**ROBIN RAGNUTH**
Telephone number	**020 7567 8289**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:53 26-Apr-06
Number	0232C

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**25 April 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
73351	7.0541 GBP	7.0271 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
53336	7.0429 GBP	7.03 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Long	100	7.0429 GBP
CFD	Long	609	7.0282 GBP
CFD	Long	7200	7.0379 GBP
CFD	Long	2945	7.0509 GBP
CFD	Long	30000	7.0555 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing,	Number of securities to which the option	Exercise price	Type, e.g. American,	Expiry date	Opti paid

	varying etc.	relates (Note 5)		European etc.		per u

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	26 April 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:53 26-Apr-06
Number	0239C

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	26 April 2006
Date of dealing	25 April 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

25 April 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Body Shop International PLC - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	25/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities sold	Highest price received	Lowest price received
16,791	GBP 15.58	GBP 15.58

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	26/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Body Shop International PLC
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	25/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
665	GBP 2.98	GBP 2.98
Total number of securities sold	**Highest price received**	**Lowest price received**
408	GBP 2.98	GBP 2.98

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	26/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Body Shop International PLC

Nature of connection # Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	25/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
75,876	GBP 8.89	GBP 8.80
Total number of securities sold	**Highest price received**	**Lowest price received**
74,127	GBP 8.87	GBP 8.86

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
	SHORT CFDLONG		500GBP 8.89
	SHORT CFDLONG		1,700GBP 8.89

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	26/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	25/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
118,002	GBP 7.03	GBP 6.99
Total number of securities sold	**Highest price received**	**Lowest price received**
152,895	GBP 7.03	GBP 6.98

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	26/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Regulatory Announcement

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Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3- (Alliance Unichem)
Released	11:57 26-Apr-06
Number	0249C

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management LP**
Company dealt in	**Alliance Unichem Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary shares**
Date of dealing	**25 April 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities	**5,810,355**	**(1.61%)**	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	**5,810,355**	**(1.61%)**	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. **DEALINGS** (Note 4)

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	88,517	8.8517 GBP

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) **Other dealings (including new securities)** (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

NONE

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**26 April 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**Boots Group Plc**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:02 26-Apr-06
Number	0259C

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	25 April 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
8,734	7.0429	7.0100

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
272,481	7.0550	7.0200

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price (GBP)	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	26 April 2006
Contact name	Dan Smith
Telephone number	020 7883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Regulatory Announcement

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	16:13 26-Apr-06
Number	0529C

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	25/04/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

Variance of 1 due to Transfer Deliver

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	11608241	2.38992		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	11608241	2.38992	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	2826	7.06

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	26/04/2006
Contact Name	Cameron Grant
Telephone Number	020 7698 6223
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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145.

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Company	DresKleinWass. Grp Ld
TIDM	97HF
Headline	Rule 8.3 - Boots Group Plc
Released	16:47 26-Apr-06
Number	PRNUK-2604

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	ALLIANZ GLOBAL INVESTORSGLOBAL EQUITYBUSINESS UNIT
Company dealt in	BOOTS GROUP plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	21st April 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	5,001,721 (1.03)	
ORDINARY SHARES		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		577,000 (0.12)
TOTAL	5,001,721 (1.03)	577,000 (0.12)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sell	116,289	GBP 6.95

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	26th April 2006
Contact name	ANDREW STEVENS / JAMES WALL
Telephone number	020 7475 5472 / 020 7 475 2194
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3- Boots Group Plc
Released	10:33 27-Apr-06
Number	0914C

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Legal & General Investment Management Ltd.*
Company dealt in	**Boots Group**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares GBP 0.37179482**
Date of dealing	**26 April 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,899,753	3.68%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	17,899,753	3.68%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,780	GBP 7.0375
Sale	1,780	GBP 7.0375

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	27 April 2006
Contact name	Helen Lewis
Telephone number	0207 528 6742

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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147.

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Company	Newton Investment Management Ltd
TIDM	
Headline	Rule 8.3- (Boots Group Plc)
Released	11:39 27-Apr-06
Number	0998C

RNS Number:0998C
Newton Investment Management Ltd
27 April 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Newton Investment Management Limited & its subsidiaries
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 0.37179482
Date of dealing	26 April 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	7,609,740	1.57		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	7,609,740	1.57		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	486,237	6.94

To Include a Take on of 2 Shares

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	27 April 2006
Contact name	Barry Smalls
Telephone number	0207 163 2251
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:44 27-Apr-06
Number	1008C

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	27 April 2006
Date of dealing	26 April 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

26 April 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Body Shop International PLC - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	26/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
17,611	GBP 15.60	GBP 15.58
Total number of securities sold	**Highest price received**	**Lowest price received**
15,612	GBP 15.60	GBP 15.57

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing,	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received

varying etc. per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	27/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Body Shop International PLC
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	26/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
17,806	GBP 2.98	GBP 2.98
Total number of securities sold	**Highest price received**	**Lowest price received**
17,700	GBP 2.98	GBP 2.98

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	27/04/2006
Contact name	Alasdair Coutts-Britton

Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Body Shop International PLC
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	26/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
4,856	GBP 8.94	GBP 8.90
Total number of securities sold	**Highest price received**	**Lowest price received**
27,806	GBP 8.98	GBP 8.90

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	27/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	26/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
83,644	GBP 7.08	GBP 7.03
Total number of securities sold	**Highest price received**	**Lowest price received**
28,228	GBP 7.07	GBP 7.04

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	27/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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149

Regulatory Announcement

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	11:56 27-Apr-06
Number	1027C

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	26 April 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
342,495	7.0500	7.0200

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
347,946	7.0450	7.0350

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price (GBP)	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	27 April 2006
Contact name	Dan Smith
Telephone number	020 7883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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150

Regulatory Announcement

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	12:00 27-Apr-06
Number	1035C

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS (Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**26 April 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
184341	**7.0413 GBP**	**7.03 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
129	**7.035 GBP**	**7.035 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Long**	**7190**	**7.0332 GBP**
CFD	**Long**	**299**	**7.0332 GBP**
CFD	**Long**	**1392**	**7.0332 GBP**
CFD	**Long**	**30**	**7.0332 GBP**
CFD	**Long**	**385**	**7.0332 GBP**
CFD	**Long**	**10000**	**7.0442 GBP**
CFD	**Long**	**6326**	**7.04 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	27 April 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:52 27-Apr-06
Number	1104C

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**ORDINARY SHARES 25P**
Date of dealing	**26 APRIL 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
166,516	**7.060 GBP**	**7.020 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note 3)
219,034	**7.080 GBP**	**7.025 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3)

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	**27 APRIL 2006**
Contact name	**ROBIN RAGNUTH**
Telephone number	**020 7567 8289**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Mondrian Investment Partners Ltd
TIDM	
Headline	Rule 8.3- Boots Group Plc
Released	13:00 27-Apr-06
Number	1112C

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Mondrian Investment Partners Limited
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Boots Group Plc Ordinary Shares
Date of dealing	26 April 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	32,916,365	6.777%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	32,916,365	6.777%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	3,350	£7.035

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	27 April 2006
Contact name	Clark Simpson
Telephone number	

0207 477 7010

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	13:55 27-Apr-06
Number	1160C

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 37.17948p
Date of dealing	26/04/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	24,399,156	5.023%		
(2) Derivatives (other than options)			23,113	0.006%
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	589	703.5p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure	27/04/06
Contact name	Albion Onojobi

Telephone number	0207 658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Call option	Written	22,887 Ordinary shares	777.9p	European	08/05/06
Call option	Written	758 Ordinary shares	768.8p	European	08/05/06
Call option	Written	5,468 Ordinary shares	777.24p	European	08/05/06

Notes

1. *Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.*

2. *For all prices and other monetary amounts, the currency must be stated.*

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	14:53 27-Apr-06
Number	1234C

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	26/04/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	11605590	2.38937		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	11605590	2.38937	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	2651	7.04

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	27/04/2006
Contact Name	Cameron Grant
Telephone Number	020 7698 6223
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:39 28-Apr-06
Number	1795C

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	28 April 2006
Date of dealing	27 April 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

27 April 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Body Shop International PLC - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	27/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
218,029	GBP 15.60	GBP 15.58
Total number of securities sold	**Highest price received**	**Lowest price received**
226,809	GBP 15.60	GBP 15.58

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**

(c) Options transactions in respect of existing securities

Product name eg call option	**Writing, selling, purchasing,**	**Number of securities under option**	**Exercise price**	**Type, e.g. American, European etc**	**Type, e.g. American, European etc**	**Option money paid/received**

varying etc. per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	28/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Body Shop International PLC
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	27/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
2,041	GBP 2.98	GBP 2.98
Total number of securities sold	**Highest price received**	**Lowest price received**
408	GBP 2.98	GBP 2.98

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	28/04/2006
Contact name	Alasdair Coutts-Britton

Telephone number +44 20 7996 3565
Name of offeree/offeror with whom connected Body Shop International PLC
Nature of connection # Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	27/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
9,244	GBP 8.89	GBP 8.89
Total number of securities sold	**Highest price received**	**Lowest price received**
1,868	GBP 8.90	GBP 8.90

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	28/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	27/04/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
193,331	GBP 7.05	GBP 7.00
Total number of securities sold	**Highest price received**	**Lowest price received**
193,241	GBP 7.05	GBP 7.02

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	28/04/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Boots Group PLC
Released	11:39 28-Apr-06
Number	1790C

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.3717948
Date of dealing	27 APRIL 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	6,185,124	1.273%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	6,185,124	1.273%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	12,951	GBP7.015000
PURCHASE	9,150	GBP7.065200
PURCHASE	730	GBP7.015000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	28 APRIL 2006
Contact name	NEIL WHITTAKER

Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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157

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:00 28-Apr-06
Number	1856C

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS (Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	27 April 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
16,999	7.0700	7.0050

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
117,736	7.0750	7.0050

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price (GBP)	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	28 April 2006
Contact name	Dan Smith
Telephone number	020 7883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Regulatory Announcement

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	12:02 28-Apr-06
Number	1853C

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS (Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	27 April 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
11852	7.1518 GBP	7.015 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note
110770	7.0725 GBP	7.0652 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Long	1082	7.0421 GBP
CFD	Short	34500	7.02 GBP
CFD	Short	6000	7.02 GBP
CFD	Short	43000	7.02 GBP
CFD	Short	13000	7.02 GBP
CFD	Short	3500	7.02 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,	Writing, selling,	Number of securities	Exercise	Type, e.g.	Expiry	Opti

e.g. call option	purchasing, varying etc.	to which the option relates (Note 5)	price	American, European etc.	date	paid per ı

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	28 April 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:26 28-Apr-06
Number	1903C

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS (Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**ORDINARY SHARES 25P**
Date of dealing	**27 APRIL 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
234,890	**7.0700 GBP**	**7.0050 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note 3)
351,696	**7.0900 GBP**	**7.0034 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3)

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	**28 APRIL 2006**
Contact name	**ROBIN RAGNUTH**
Telephone number	**020 7567 8289**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

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Regulatory Announcement

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	13:43 28-Apr-06
Number	1995C

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	27/04/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	11602722	2.38878		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	11602722	2.38878	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	1758	7.03
SELL	1110	7.04

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	28/04/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Credit Suisse Asset Management Ltd
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	18:12 28-Apr-06
Number	2406C

RNS Number:2406C
Credit Suisse Asset Management Ltd
28 April 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Credit Suisse Asset Management Limited, London
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Comm Stk Par GBp 37.179
Date of dealing	26 April 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	5,216,674	(1.07%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	5,216,674	(1.07%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5) (GBP)
Sale	5,830	7.0371 (GBP)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)	No
Date of disclosure	28 April 2006
Contact name	Ross Keogh
Telephone number	020 7426 2759
If a connected EFM, name of offeree/offeror with which connected	Alliance Unichem Plc
If a connected EFM, state nature of connection (Note 10)	Exempt Fund Manager is under the same control as a connected advisor to the offeror

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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